

→ In the future, hospitals will:

utilize robotic technology to aid in surgeries, improve outcomes and reduce recovery times;

have pharmacy robots to ensure the proper and timely dispensing of medications;

use barcode scanning and electronic records technology to improve patient safety;

treat previously inoperable brain tumors using highly focused beams of radiation;

provide advanced fetal heart monitor training to protect the most vulnerable of patients.

HCA | 2003 Annual Report

Hospital Corporation of America



That future is now at HCA.

The da Vinci® Surgical System

By integrating robotic technology with a surgeon's skill, the da Vinci® System helping some of the country's leading surgeons perform minimally invasive procedures at a higher level of precision that leads to reduced post-operative pain and improved recovery times.



"As a physician, my primary concern is the health and well-being of my patients. The commitment that HCA is making to improve each hospital with the most technologically advanced equipment, to invest in the nursing and ancillary personnel, and to support patient safety initiatives allows me to more effectively care for my patients."

Cindy C. Chang, MD
Menorah Medical Center
Emergency Department
Overland Park, Kansas

HCA combines the clinical expertise of our physicians and caregivers with our operational knowledge and financial resources to continually improve patient care.

Previous page: Surgical teams at select HCA hospitals use the da Vinci® Surgical System to perform a variety of the latest medical procedures, including mitral valve repairs, prostatectomies and single vessel endoscopic coronary artery bypass surgery. A surgeon using the robot operates from a console with a magnified three-dimensional viewer, while robotic arms inside the patient mimic the skilled movements of the surgeon's hands. HCA hospitals such as Centennial Medical Center in Nashville, Tulane University Hospital and Clinic in New Orleans and Henrico Doctors Hospital in Richmond, Va. are among the nation's most active users of this innovative surgical technology. Developed by Intuitive Surgical, the da Vinci® System can reduce trauma to the body, blood loss and post-operative pain and result in substantially shorter hospital stays and recovery times.



HCA Financial Highlights

as of and for the Years Ended December 31 (Dollars in millions, except per share amounts)	2003	2002
Results of Operations		
Revenues	$ 21,808	$ 19,729
Net income (a)	$ 1,332	$ 833
Diluted earnings per share:		
Net income (a)	$ 2.61	$ 1.59
Shares used in computing diluted earnings per share (in thousands)	510,874	525,219
Financial Position		
Assets	$ 21,063	$ 18,741
Working capital	1,654	766
Long-term debt, including amounts due within one year	8,707	6,943
Minority interests in equity of consolidated entities	680	611
Stockholders' equity	6,209	5,702
Ratio of debt to debt plus common and minority equity	55.8%	52.4%
Other Data (b)		
Number of hospitals at end of period	184	173
Licensed beds at end of period	42,108	39,932
Average daily census	22,234	21,509
Admissions	1,635,200	1,582,800
Outpatient revenues as a percentage of total patient revenues	37.2%	37.0%
Emergency room visits	5,130,500	4,802,800
Outpatient surgeries	814,300	809,900

a) The operating results for 2003 include a favorable change in estimate related to Medicaid cost report balances for cost report years ended 1997 and prior of $41 million pretax, or $0.05 per diluted share, gains on sales of facilities of $85 million pretax, or $0.10 per diluted share, impairment of long-lived assets of ($130) million pretax, or ($0.16) per diluted share, and investigation related costs of ($8) million pretax, or ($0.01) per diluted share. The operating results for 2002 include a ($603) million pretax charge, or ($0.80) per diluted share, related to the settlement with government agencies, gains on the sales of facilities of $6 million pretax, or $0.01 per diluted share, a ($168) million pretax charge, or ($0.20) per diluted share, on the impairment of investment securities, an impairment of long-lived assets of ($19) million pretax, or ($0.03) per diluted share, and investigation related costs of ($58) million pretax, or ($0.07) per diluted share.

b) Excludes data for seven hospitals at December 31, 2003 and six hospitals at December 31, 2002 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

The terms "HCA" or the "Company" as used in this Annual Report refer to HCA Inc. and its affiliates, unless otherwise stated or indicated by context. The term "facilities" refers to entities owned or operated by subsidiaries or affiliates of HCA. References herein to "HCA employees" or to "our employees" refer to employees of affiliates of HCA.

HCA Inc. is one of the leading health care services companies in the United States. As of December 31, 2003, the Company operated 191 hospitals and 83 freestanding surgery centers, including 7 hospitals and 4 freestanding surgery centers operated by equity method joint ventures. The Company's facilities are located in 23 states, England and Switzerland.

Dr. Thomas Frist, Sr.
co-founder of HCA

"Bettering the human condition is the greatest good any individual can achieve."

Dear Shareholder,

While in many respects 2003 was a very successful year for HCA, we were somewhat disappointed with our financial results. Our 2003 results were affected by the troublesome economy and attendant unemployment levels, which we believe limited the rate at which the American public sought, and were able to pay for, health care services. While HCA fared better than many in the industry, the reduced rate of growth in patient volume and an increase in uninsured and bad debt levels slowed our earnings growth. Even though our hospital management teams did an exemplary job reacting to these forces by effectively managing operating expenses, we still experienced an earnings shortfall primarily as a result of these two issues.

An obvious concern of our Board and management was to determine whether such changes in these fundamental issues are short-term in nature or whether they reflect a more permanent dynamic with which the health care industry and HCA must contend.

Accordingly, in the fall of 2003, we embarked on a comprehensive analysis of our industry, our market position within the industry, and the other political and economic factors that could affect our future growth. As you would expect, our review included a thorough analysis of population and health care utilization trends, pricing and reimbursement stability, expense trends, effectiveness of our operating model, the appropriateness of our organizational structure, the implications of



Robotic Surgical Systems



Pharmacy Robots



Patient Safety Technology



Innovative Radiation Treatment



(left to right)
Richard M. Bracken, President and COO and Jack O. Bovender, Jr., Chairman and CEO in front of a portrait of Dr. Thomas Frist, Sr., co-founder of HCA

developing technology, and an assessment of the consumers' (our patients, physicians, insurance payers and shareholders) perspective of our industry.

The results of this effort reinforced our belief in the positive, long-term growth prospects for the health care industry, and in particular, HCA and the appropriateness of our strategy and market positions. In short, while we have experienced a slowdown in the demand for health care services, over the long-term we believe the underlying macroeconomic factors that affect demand, such as favorable population growth trends in our markets, our suburban locations, an increasing utilization rate due to an aging public, and a broadening scope of available health care services continue to create a compelling future for HCA.

We believe our strategy of operating networks of hospitals and treatment centers with substantial market share, in large urban and suburban areas located predominantly in the Southern and Western United States, remains a good one. We will also continue to selectively consider acquisition opportunities that fit this objective. We see no need to substantially diversify our lines of business, materially change our market locations, or otherwise significantly alter our operating strategy. Our overall assessment did lead us, however, to strengthen our outpatient services organization. Prompted by new technologies, as well as increased competition, we elected to create a new level of focus on and leadership of our outpatient facility development and operations. We achieved this by creating a new outpatient structure within our organization that will be solely focused on the growth and improvement of this growing sector of our industry.



Advanced Clinical Training

FAMOTIDINE
10MG/ML 2ML VIAL
PEPCID (GENERIC)
Centennial Medical Center
2300 Patterson St.
Nashville, TN 37203



Robotic pharmacies that efficiently dispense medications

We remain convinced our future growth, both in terms of patient demand and financial returns, will be primarily from our existing markets and base of hospitals. These hospitals will be supported by a robust capital spending program and a very focused patient and physician satisfaction strategy. To that end, we remain committed to operate our hospitals, and our surgery, imaging and treatment centers with an ever-improving level of clinical effectiveness, patient safety and administrative efficiency. Consider the following developments in 2003:

- We invested over $1.8 billion in our existing facilities. This investment of $44,200 per bed is among the highest in the industry and serves to assure our hospitals are technologically up-to-date, maintained for the optimum level of performance and aesthetically pleasing to our patients and their families.
- We created additional capacity for future growth of our operating units. More specifically, we added over 450 beds to our hospitals; constructed two new hospitals with approximately 180 beds; increased operating room capacity, added imaging equipment or expanded emergency departments at approximately 75 percent of our hospitals; and developed almost one million square feet of medical office buildings to house physicians desiring to practice near our hospital campuses. These investments will position us favorably to accommodate the patient demand we forecast in the communities we serve.
- In April 2003, we completed the acquisition of Health Midwest, an 11-hospital system located within the greater Kansas City area. With approximately $900 million in annual

Pharmacy Robot

ROBOT-Rx™ is a centralized robotic drug distribution system that can fill more than 1,200 drug doses an hour and run 24 hours a day. In use at several HCA hospitals, this system, which was developed by McKesson Automation, Inc., automates the storage, retrieval and dispensing of barcoded unit-dose inpatient medications, improving medication safety, speeding up delivery and reducing inventory and labor costs. By automating drug dispensation and reducing repetitive, mundane, manual tasks in the central pharmacy, the ROBOT-Rx allows hospital pharmacists to help improve patient care by spending more time reviewing patient charts and collaborating with physicians.

Medication administration systems to enhance patient safety



eMAR & Barcoding

Part of HCA's industry-leading patient safety effort, eMAR (Electronic Medication Administration Record) & Barcoding, use wireless barcoding technology to ensure that the right medication is delivered to the right patient, at the right time, through the right means and in the right dosage. The system includes individually packaged and coded medications, mobile scanners, barcoded patient wristbands and electronic medication records to

revenues and an estimated 35 percent market share, we believe it was the largest not-for-profit acquisition on record in our industry. We plan to invest more than $450 million within four years in this market, which includes a commitment to build two replacement hospitals.

- We invested $130 million rebuilding our information technology and administrative infrastructure. Several years ago, we embarked on an aggressive program to reinvent our revenue and supply chain operations. We created 12 regional centers across America to handle these functions, rather than having operations at each individual hospital. This effort was essentially completed in 2003 with our revenue and supply chain operations now being handled by this new organizational architecture. These new centers not only improve the accuracy of our billing and collection functions, but also improve our supply expense and cash management processes, and reduce the fixed cost of our operations.
- In 2003, we continued the advancement of our patient safety and satisfaction initiatives. We invested over $30 million to develop and deploy new patient safety technologies aimed at reducing medication errors. Barcode assisted medication administration is fully implemented in almost half our hospitals, and we expect by mid-year of 2005 it will be in all HCA hospitals. We are





now monitoring emergency department length of stay in all hospitals, aimed at speeding time to treatment and reducing wait times for patients. Cardiovascular outcomes continue to improve as we expand our focus from cardiovascular surgery to various aspects of cardiovascular disease. This was also a year in which we made a concerted effort to be the employer of choice in all of our markets. Labor costs are at favorable levels for the company and, equally as important, employee satisfaction rates are at an all-time high. Our hospital management teams have reduced turnover rates of our employees for four consecutive years.

All of these improvements were possible because of our strong cash position. Our ability to consistently generate significant cash flow gives us the flexibility to examine new ways in which to increase shareholder value. In 2003 we continued our share repurchase plan. During the year, we repurchased over 31 million shares at a total cost of approximately $1.1 billion, an average share price of $35.76. Since we began our share repurchase program in 1997, we have repurchased 234.5 million shares at a cost of $6.9 billion, an average share price of $29.51.

improve medication procedures. eMAR & Barcoding provide a greater level of reassurance to patients, nurses and physicians about the safety of medication administration. It is estimated that technology of this kind is only available in about one percent of U.S. hospitals. Developed by HCA's Quality Department, clinical staff from HCA hospitals across the country and MEDITECH, a leading medical software company, eMAR & Barcoding have been deployed at 82 HCA hospitals and will be in every HCA hospital by mid-year of 2005.

Innovative clinical technology that can save lives

Leksell Gamma Knife®

Gamma Knife® is among the most advanced technology available to treat vascular malformations, tumors and functional disorders. Developed by Elekta, Gamma Knife® is not actually a knife, but a device that directs 201 focused beams of radiation at the target area, allowing doctors to treat tumors without opening the brain or risking damage to delicate tissues. Precise and powerful, the 20-ton Gamma Knife® can destroy deep-seated vascular malformations and brain tumors previously considered inoperable. For patients whose age or other medical conditions prevent them from undergoing open neurosurgery, Gamma Knife® can be a life-saving procedure.



Additionally in 2003, we positioned the company to increase our dividend payout. In January 2004, our Board approved a quarterly dividend of $0.13 per share payable June 1 to shareholders of record on May 1. Annualizing this quarterly dividend would represent a payout of approximately 20 percent of 2003 net earnings. This is the first time we have increased our dividend in over 10 years, reflecting the enhanced attractiveness of cash dividends as a means of providing increased and more predictable returns to our shareholders and our confidence in the financial strength of our company.

Finally in 2003, we redefined our goal of strengthening our balance sheet to reduce the company's level of risk. Accordingly, we set to reduce our ratio of debt to debt plus common and minority equity from approximately 55 percent to 50 percent by the end of 2005. Though our emphasis in each of these efforts was on a longer-term rather than immediate value, we are proud of the steps taken in 2003 that we believe will continue to create shareholder value in the years to come. Going forward, we are now targeting earnings per share growth of low double-digits. That is not to say we expect low double-digit EPS growth in every reporting period. As in the past several years, we would expect to have some quarters that grow below and some quarters above the target level.

In addition to the analysis of our business strategy, our asset enhancement efforts, and the steps taken to increase shareholder value, 2003 also was a year in which we assessed our role in the solution to a nationwide problem: the uninsured. There are approximately 44 million Americans without health insurance and many sectors of society – government, employers and the




FETAL HEART MONITORING
PRINCIPLES AND PRACTICES


FETAL HEART
MONITORING
PRINCIPLES
& PRACTI


HCA
DO NOT SHUT DOWN





individual – must play a role in crafting a solution; nevertheless, this is a problem that poses particular challenges for the hospital industry and our company. In 2003, we implemented a new charity care and financial discount policy, which provides free care for those patients receiving non-elective care, whose incomes are at or below 200 percent of the Federal Poverty Level (FPL), and applies graduated discounts for those whose incomes fall between 200 and 400 percent of the FPL. We believe HCA's charity care and financial discount policy will significantly help many uninsured patients.

When we reflect on 2003, we view it as a year with much change and many accomplishments and a year in which we invested our capital dollars wisely to position our company for the long-term. One of the founders of HCA, Dr. Thomas F. Frist, Sr., was a guiding force behind the philosophy that drives our company, a patient-first philosophy. Though the health care industry has changed significantly since the days when HCA was started, this philosophy continues to serve us well. The goal of doing what is right for the patient continues to drive not only our daily operating strategy, but our financial strategy as well. We believe HCA is positioned to continue to be a leader in the health care delivery system in the United States.

Sincerely,

Jack O. Bovender, Jr. / Chairman and CEO

Richard M. Bracken / President and COO

Fetal Heart Monitor Certification

HCA has adopted fetal heart monitoring principles and practices established by the Association of Women's Health, Obstetric and Neonatal Nurses (AWHONN). As a result, registered nurses in HCA obstetrics departments receive industry-leading fetal heart monitor training that is improving patient outcomes. HCA requires that all its obstetrical nurses receive this nationally recognized training to help them quickly identify and respond to signs of fetal distress. As part of this effort, approximately 4,600 nurses have received this specialized instruction and every HCA hospital has a certified instructor to provide training and expertise.

HCA Locations

● = Hospital △ = Surgery Center


Alaska



Alaska
Alaska Regional Hospital / Anchorage

California
Good Samaritan Hospital / San Jose
Los Gatos Surgical Center / Los Gatos
Los Robles Regional Medical Center / Thousand Oaks
Regional Medical Center of San Jose / San Jose
Riverside Community Hospital / Riverside
Riverside Community Surgi-Center / Riverside
San Jose Medical Center / San Jose
West Hills Hospital & Medical Center / West Hills
West Hills Surgical Center / West Hills

Colorado
Centrum Surgical Center / Greenwood Village
Lakewood Surgical Center / Lakewood
Midtown Surgical Center / Denver
North Suburban Medical Center / Thornton
Presbyterian/St. Luke's Medical Center / Denver
Rose Medical Center / Denver
Sky Ridge Medical Center / Lone Tree
Spalding Rehabilitation Hospital / Aurora
Swedish Medical Center / Englewood
The Medical Center of Aurora / Aurora

Florida
Ambulatory Surgery Center / Tampa
Aventura Hospital and Medical Center / Aventura
Bellcair Surgery Center / Clearwater
Blake Medical Center / Bradenton
Brandon Regional Hospital / Brandon
Brandon Surgery Center / Brandon
Capital Regional Medical Center / Tallahassee
Cedars Medical Center / Miami
Center for Special Surgery / St. Petersburg
Central Florida Regional Hospital / Sanford
Central Florida Surgicenter / Lakeland
Columbia Hospital / West Palm Beach
Community Hospital / New Port Richey
Countryside Surgery Center / Clearwater
Doctors Hospital of Sarasota / Sarasota
Doctors Same Day Surgery Center / Sarasota
Edward White Hospital / St. Petersburg
Englewood Community Hospital / Englewood
Fawcett Memorial Hospital / Port Charlotte
Florida Surgery Center / Altamonte Springs
Fort Walton Beach Medical Center / Ft. Walton Beach
Gulf Coast Hospital / Fort Myers
Gulf Coast Medical Center / Panama City
Gulf Coast Surgery Center / Bradenton
Jacksonville Surgery Center / Jacksonville
JFK Medical Center / Atlantis
Kendall Regional Medical Center / Miami
Kissimmee Surgery Center / Kissimmee
Lake City Medical Center / Lake City
Largo Medical Center / Largo
Lawnwood Regional Medical Center and Heart Institute / Ft. Pierce
Memorial Hospital Jacksonville / Jacksonville
Merritt Island Surgery Center / Merritt Island
New Port Richey Surgery Center / New Port Richey
North County Surgicenter / Palm Beach Gardens
North Florida Regional Medical Center / Gainesville
North Miami Beach Surgical Center / North Miami Beach
Northside Hospital / St. Petersburg
Northwest Medical Center / Margate
Oak Hill Hospital / Spring Hill
Ocala Regional Medical Center / Ocala
Orange Park Medical Center / Orange Park
Orange Park Surgery Center / Orange Park
Osceola Regional Medical Center / Kissimmee
Outpatient Surgical Services / Plantation
Palms West Hospital / Loxahatchee
Parkside Surgery Center / Jacksonville
Plantation General Hospital / Plantation
Plaza Surgery Center / Jacksonville
Raulerson Hospital / Okeechobee
Regional Medical Center Bayonet Point / Hudson
Same Day Surgicenter of Orlando / Orlando
South Bay Hospital / Sun City Center
Southwest Florida Regional Medical Center / Ft. Myers
St. Lucie Medical Center / Port St. Lucie
St. Lucie Surgery Center / Port St. Lucie
St. Petersburg General Hospital / St. Petersburg
Surgery Center at Coral Springs / Coral Springs
Surgery Center at St. Andrews / Venice
Surgery Center Bonita Bay / Bonita Springs
Surgical Park Center / Miami
Tallahassee Outpatient Surgery Center / Tallahassee
Tampa Eye & Specialty Surgery Center / Tampa
Twin Cities Hospital / Niceville
University Hospital & Medical Center / Taramac
West Florida Hospital / Pensacola
Westside Regional Medical Center / Plantation

Georgia
Atlanta Outpatient Peachtree Dunwoody Center / Atlanta
Atlanta Outpatient Surgery Center / Atlanta
Augusta Surgical Center / Augusta
Buckhead Ambulatory Surgery Center / Atlanta
Cartersville Medical Center / Cartersville
Coliseum Medical Centers / Macon
Coliseum Psychiatric Center / Macon
Coliseum Same Day Surgery Center / Macon
Doctors Hospital / Augusta
Doctors Hospital / Columbus
Doctors Hospital Surgery Center / Evans
Emory Dunwoody Medical Center / Atlanta
Emory Eastside Medical Center / Snellville
Fairview Park Hospital / Dublin
Hughston Sports Medicine Hospital / Columbus
Macon Northside Hospital / Macon
Marietta Surgical Center / Marietta
Northlake Medical Center / Tucker
Northlake Surgical Center / Tucker
Palmyra Medical Centers / Albany
Pediatric Center at Atlanta Outpatient / Atlanta
Polk Medical Center / Cedartown
Redmond Regional Medical Center / Rome
The Surgery Center of Rome / Rome

Idaho
Eastern Idaho Regional Medical Center / Idaho Falls
West Valley Medical Center / Caldwell

Indiana
Terre Haute Regional Hospital / Terre Haute

Kansas
Allen County Hospital / Iola
Menorah Medical Center / Overland Park
Overland Park Regional Medical Center / Overland Park
Surgicare of Wichita / Wichita
Surgicenter of Johnson County / Overland Park
Wesley Medical Center / Wichita

Kentucky
Frankfort Regional Medical Center / Frankfort
Greenview Regional Hospital / Bowling Green

Louisiana
Avoyelles Hospital / Marksville
Dauterive Hospital / New Iberia
DePaul-Tulane Behavioral Health Center / New Orleans
Lafayette Surgery Center / Lafayette
Lakeside Hospital / Metairie
Lakeview Regional Medical Center / Covington
North Monroe Medical Center / Monroe
Oakdale Community Hospital / Oakdale
Rapides Regional Medical Center / Alexandria
Savoy Medical Center / Mamou
Southwest Medical Center - Lafayette / Lafayette
Tulane University Hospital and Clinic / New Orleans
Winn Parish Medical Center / Winnfield
Women's & Children's Hospital / Lafayette

Mississippi
Garden Park Medical Center / Gulfport
Gulf Port Outpatient Surgical Center / Gulfport


United Kingdom


Switzerland



Missouri
Baptist-Lutheran Medical Center / Kansas City
Independence Regional Health Center / Independence
Lafayette Regional Health Center / Lexington
Lee's Summit Hospital / Lee's Summit
Medical Center of Independence / Independence
Research Belton Hospital / Belton
Research Medical Center / Kansas City
Research Psychiatric Center / Kansas City

Nevada
Flamingo Surgery Center / Las Vegas
Las Vegas Surgery Center / Las Vegas
MountainView Hospital / Las Vegas
Sahara Surgery Center / Las Vegas
Southern Hills Hospital & Medical Center / Las Vegas
Sunrise Hospital and Medical Center / Las Vegas

New Hampshire
Parkland Medical Center / Derry
Portsmouth Regional Ambulatory Surgery Center / Portsmouth
Portsmouth Regional Hospital / Portsmouth
Salem Surgery Center / Salem

North Carolina
Brunswick Community Hospital / Supply

Oklahoma
Edmond Medical Center / Edmond
Oklahoma Surgicare / Oklahoma City
OU Medical Center / Oklahoma City
Southwestern Medical Center / Lawton
Surgicare Midtown / Oklahoma City

South Carolina
Ambulatory Surgery and Diagnostic Center / Walterburo
Colleton Medical Center / Walterboro
Grand Strand Regional Medical Center / Myrtle Beach
Grande Dunes Surgery Center / Myrtle Beach
Trident Medical Center / Charleston

Tennessee
Atrium Memorial Surgery Center / Chattanooga
Centennial Medical Center / Nashville
Centennial Surgery Center / Nashville
Grandview Medical Center / Jasper
Hendersonville Medical Center / Hendersonville
Horizon Medical Center / Dickson
Parkridge Medical Center / Chattanooga
Parkridge East Hospital / Chattanooga
Parkridge Valley Hospital / Chattanooga
River Park Hospital / McMinnville
Skyline Medical Center / Nashville
Southern Hills Medical Center / Nashville
StoneCrest Medical Center / Smyrna
Summit Medical Center / Hermitage

Texas
Bailey Square Surgery Center / Austin
Bay Area Surgicare Center / Webster
Bayshore Medical Center / Pasadena
Bayshore Surgery Center / Pasadena
Clear Lake Regional Medical Center / Webster
Conroe Regional Medical Center / Conroe
Corpus Christi Medical Center / Corpus Christi
Del Sol Medical Center / El Paso
Denton Regional Medical Center / Denton
East El Paso Surgery Center / El Paso
East Houston Regional Medical Center / Houston
Gramercy Outpatient Surgery Center / Houston
Green Oaks Hospital / Dallas
Kingwood Medical Center / Kingwood
Las Colinas Medical Center / Irving
Las Colinas Surgery Center / Irving
Las Palmas Medical Center / El Paso
Mainland Medical Center / Texas City
Medical Center of Arlington / Arlington
Medical Center of Lewisville / Lewisville
Medical Center of Plano / Plano
Medical City Dallas Hospital / Dallas
Methodist Ambulatory Surgery Center-Central San Antonio / San Antonio
Methodist Ambulatory Surgery Center-North Central / San Antonio
Methodist Ambulatory Surgery Center-Northeast / San Antonio
Methodist Ambulatory Surgery Hospital-Northwest / San Antonio
Methodist Children's Hospital of South Texas / San Antonio
Methodist Specialty & Transplant Hospital / San Antonio
Metropolitan Methodist Hospital / San Antonio
North Austin Medical Center / Austin
North Central Medical Center / McKinney
North Hills Hospital / North Richland Hills
Northeast Methodist Hospital / San Antonio
Northwest Regional Hospital / Corpus Christi
Oakwood Surgery Center / Round Rock
Park Central Surgical Center / Dallas
Plaza Day Surgery / Fort Worth
Plaza Medical Center of Fort Worth / Fort Worth
Rio Grande Regional Hospital / McAllen
Rio Grande Surgery Center / McAllen
Round Rock Medical Center / Round Rock
South Austin Hospital / Austin
Southwest Texas Methodist Hospital / San Antonio
Spring Branch Medical Center / Houston
St. David's Medical Center / Austin
St. David's Pavilion / Austin
St. David's Rehabilitation Center / Austin
Surgery Center of Plano / Plano
Surgical Center of El Paso / El Paso
Surgicare of Corpus Christi / Corpus Christi
Surgicare of South Austin / Austin
Texas Orthopedic Hospital / Houston
Texas Pediatric Surgery Center / North Richland Hills
Valley Regional Medical Center / Brownsville
West Houston Medical Center / Houston
Westpark Surgery Center / McKinney
Woman's Hospital of Texas / Houston

Utah
Brigham City Community Hospital / Brigham City
Lakeview Hospital / Bountiful
Mountain View Hospital / Payson
Ogden Regional Medical Center / Ogden
St. Mark's Hospital / Salt Lake City
St. Marks Outpatient Surgery Center / Salt Lake City
Timpanogos Regional Hospital / Orem

Virginia
Alleghany Regional Hospital / Low Moor
CJW Medical Center / Richmond
Clinch Valley Medical Center / Richlands
Dominion Hospital / Falls Church
Fairfax Surgical Center / Fairfax
Hanover Outpatient Surgery Center / Mechanicsville
Henrico Doctor's Hospital / Richmond
John Randolph Medical Center / Hopewell
Lewis-Gale Medical Center / Salem
Montgomery Regional Hospital / Blacksburg
Northern Virginia Community Hospital / Arlington
Pulaski Community Hospital / Pulaski
Reston Hospital Center / Reston
The Retreat Hospital / Richmond
Tuckahoe Surgery Center / Richmond

Washington
Capital Medical Center / Olympia

West Virginia
Putnam General Hospital / Hurricane
Raleigh General Hospital / Beckley
Saint Francis Hospital / Charleston
St. Joseph's Hospital / Parkersburg

United Kingdom
Lister Hospital / London
London Bridge Hospital / London
Princess Grace Hospital / London
The Harley Street Clinic / London
The Portland Hospital for Women and Children / London
The Wellington Hospital / London

Switzerland
Clinique De Carouge / Carouge
Hopital de la Tour / Meyrin/Geneve
















HCA Board of Directors

1 C. Michael Armstrong
Chairman, Comcast Corporation

2 Magdalena H. Averhoff, M.D.
Practicing Physician

3 Jack O. Bovender, Jr.
Chairman and Chief Executive Officer, HCA

4 Richard M. Bracken
President and Chief Operating Officer, HCA

5 Martin Feldstein
Professor of Economics, Harvard University
President and CEO, National Bureau of Economic Research

6 Thomas F. Frist, Jr., M.D.
Chairman Emeritus, HCA

7 Frederick W. Gluck
Retired Vice Chairman, Bechtel Group, Inc.
Retired Managing Director, McKinsey & Company, Inc.

8 Glenda A. Hatchett
Host of Syndicated Television Court Show, "Judge Hatchett"
Retired Chief Judge, Fulton County Juvenile Court

9 Charles O. Holliday, Jr.
Chairman and Chief Executive Officer, DuPont

10 T. Michael Long
Partner, Brown Brothers Harriman & Co.

11 John H. McArthur
Retired Dean, Harvard University Graduate School of Business Administration

12 Kent C. Nelson
Retired Chairman and Chief Executive Officer, United Parcel Service

13 Frank S. Royal, M.D.
Practicing Physician

14 Harold T. Shapiro
President Emeritus, Princeton University

Financial Review

HCA Inc. **Selected Financial Data** as of and for the Years Ended December 31

	2003	2002	2001	2000	1999
Summary of Operations:					
Revenues	$ 21,808	$ 19,729	$ 17,953	$ 16,670	$ 16,657
Salaries and benefits	8,682	7,952	7,279	6,639	6,694
Supplies	3,522	3,158	2,860	2,640	2,645
Other operating expenses	3,676	3,341	3,238	3,208	3,306
Provision for doubtful accounts	2,207	1,581	1,376	1,255	1,269
(Gains) losses on sales of investment securities	(1)	2	(63)	(123)	(55)
Equity in earnings of affiliates	(199)	(206)	(158)	(126)	(90)
Depreciation and amortization	1,112	1,010	1,048	1,033	1,094
Interest expense	491	446	536	559	471
Settlement with government agencies	(41)	603	262	840	–
Gains on sales of facilities	(85)	(6)	(131)	(34)	(297)
Impairment of investment securities	–	168	–	–	–
Impairment of long-lived assets	130	19	17	117	220
Restructuring of operations and investigation related costs	8	58	65	62	116
Loss on retirement of debt	–	–	28	–	–
	19,502	18,126	16,357	16,070	15,373
Income before minority interests and income taxes	2,306	1,603	1,596	600	1,284
Minority interests in earnings of consolidated entities	150	148	119	84	57
Income before income taxes	2,156	1,455	1,477	516	1,227
Provision for income taxes	824	622	591	297	570
Reported net income	1,332	833	886	219	657
Goodwill amortization, net of income taxes	–	–	69	73	83
Adjusted net income	$ 1,332	$ 833	$ 955	$ 292	$ 740
Basic earnings per share:					
Reported net income	$ 2.66	$ 1.63	$ 1.69	$ 0.39	$ 1.12
Goodwill amortization, net of income taxes	–	–	0.13	0.13	0.15
Adjusted net income	$ 2.66	$ 1.63	$ 1.82	$ 0.52	$ 1.27
Diluted earnings per share:					
Reported net income	$ 2.61	$ 1.59	$ 1.65	$ 0.39	$ 1.11
Goodwill amortization, net of income taxes	–	–	0.13	0.13	0.15
Adjusted net income	$ 2.61	$ 1.59	$ 1.78	$ 0.52	$ 1.26
Shares used in computing earnings per share (in thousands):					
Basic earnings per share	501,799	511,824	524,112	555,553	585,216
Diluted earnings per share	510,874	525,219	538,177	567,685	591,029
Cash dividends per common share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08

(Dollars in millions, except per share amounts)

	2003	2002	2001	2000	1999
Financial Position:					
Assets	$ 21,063	$ 18,741	$ 17,730	$ 17,568	$ 16,885
Working capital	1,654	766	957	312	480
Long-term debt, including amounts due within one year	8,707	6,943	7,360	6,752	6,444
Minority interests in equity of consolidated entities	680	611	563	572	763
Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities	–	–	400	–	–
Forward purchase contracts and put options	–	–	–	769	–
Stockholders' equity	6,209	5,702	4,762	4,405	5,617
Cash Flow Data:					
Cash provided by operating activities	$ 2,166	$ 2,750	$ 1,413	$ 1,547	$ 1,223
Cash provided by (used in) investing activities	(2,862)	(1,740)	(1,300)	(1,087)	925
Cash provided by (used in) financing activities	650	(934)	(342)	(336)	(2,255)
Operating Data:					
Number of hospitals at end of period(a)	184	173	178	187	195
Number of freestanding outpatient surgical centers at end of period(b)	79	74	76	75	80
Number of licensed beds at end of period(c)	42,108	39,932	40,112	41,009	42,484
Weighted average licensed beds(d)	41,568	39,985	40,645	41,659	46,291
Admissions(e)	1,635,200	1,582,800	1,564,100	1,553,500	1,625,400
Equivalent admissions(f)	2,405,400	2,339,400	2,311,700	2,300,800	2,425,100
Average length of stay (days)(g)	5.0	5.0	4.9	4.9	4.9
Average daily census(h)	22,234	21,509	21,160	20,952	22,002
Occupancy(i)	54%	54%	52%	50%	48%
Emergency room visits(j)	5,130,500	4,802,800	4,676,800	4,534,400	4,765,900
Outpatient surgeries(k)	814,300	809,900	804,300	823,500	886,700
Inpatient surgeries(l)	528,600	518,100	507,800	486,600	485,900

(a) Excludes seven facilities in 2003, six facilities in 2002, six facilities in 2001, nine facilities in 2000 and 12 facilities in 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(b) Excludes four facilities in 2003, four facilities in 2002, three facilities in 2001, three in 2000 and three facilities in 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d) Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.

(e) Represents the total number of patients admitted to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.

(f) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(g) Represents the average number of days admitted patients stay in HCA's hospitals.

(h) Represents the average number of patients in HCA's hospital beds each day.

(i) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

(j) Represents the number of patients treated in the Company's emergency rooms.

(k) Represents the number of surgeries performed on patients who were not admitted to the Company's hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(l) Represents the number of surgeries performed on patients who have been admitted to the Company's hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

The selected financial data and the accompanying consolidated financial statements present certain information with respect to the financial position, results of operations and cash flows of HCA Inc. which should be read in conjunction with the following discussion and analysis. The terms "HCA" or the "Company," as used herein, refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context. The term "affiliates" means direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners.

Forward-Looking Statements

This annual report includes certain disclosures which contain "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative" or "continue." These forward-looking statements are based on the current plans and expectations of HCA and are subject to a number of known and unknown uncertainties and risks, many of which are beyond HCA's control, that could significantly affect current plans and expectations and HCA's future financial position and results of operations. These factors include, but are not limited to, (i) the highly competitive nature of the health care business, (ii) the efforts of insurers, health care providers and others to contain health care costs, (iii) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers, (iv) the ability to achieve operating and financial targets, achieve expected levels of patient volumes and control the costs of providing services, (v) increases in the amount and risk of collectibility of uninsured accounts and deductibles and copay amounts for insured accounts, (vi) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (vii) potential liabilities and other claims that may be asserted against HCA, (viii) fluctuations in the market value of HCA's common stock, (ix) changes in accounting practices, (x) changes in general economic conditions, (xi) future divestitures which may result in additional charges, (xii) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xiii) the availability and terms of capital to fund the expansion of the Company's business, (xiv) changes in business strategy or development plans, (xv) delays in receiving payments for services provided, (xvi) the possible enactment of Federal or state health care reform, (xvii) the outcome of pending and any future tax audits and litigation associated with HCA's tax positions, (xviii) the outcome of HCA's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and HCA's corporate integrity agreement with the government, (xix) changes in Federal, state or local regulations affecting the health care industry, (xx) the impact of the charity care and self-pay discounting policy changes, (xxi) the ability to successfully integrate the operations of Health Midwest, (xxii) the ability to develop and implement the payroll and human resources information systems within the expected time and cost projections and, upon implementation, to realize the expected benefits and efficiencies, and (xxiii) other risk factors described in this annual report. As a consequence, current plans, anticipated actions and future financial position and results may differ from those expressed in any forward-looking statements made by or on behalf of HCA. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

2003 Operations Summary

The general economic environment for the general, acute care hospital industry during 2003 was negatively impacted by the following trends: a reduction in the growth rate of inpatient admissions, increasing competition from specialty facilities for cardiac, orthopedic and outpatient surgery services, and rising levels of uninsured and patient due accounts, and the resulting increase in the provision for doubtful accounts.

During 2003, same facility admissions increased 0.6%, compared to 2.5% and 2.7% increases attained during 2002 and 2001, respectively. Same facility outpatient surgeries declined 3.0% during 2003, compared to an increase of 2.2% in 2002 and a decrease of 1.2% in 2001. The provision for doubtful accounts increased to 10.1% of revenues in 2003 from 8.0% and 7.7% of revenues for 2002 and 2001, respectively. The difference between 10.1% and 8.0% of 2003 revenues is $462 million. Management expects these negative volume and bad debt trends to remain significant challenges for HCA in 2004.

During 2003, HCA was able to manage salaries and benefits and other operating expenses effectively and adjustments were made to react timely to the volume trends. Salaries and benefits were reduced to 39.8% of revenues in 2003 compared to 40.3% and 40.5% of revenues in 2002 and 2001, respectively. Other operating expenses were reduced to 16.8% of revenues in 2003 compared to 16.9% and 18.1% of revenues in 2002 and 2001, respectively.

During 2003, the remaining aspects of the governmental investigations into HCA's business practices that began in 1997 were concluded. Over the past five years, HCA paid approximately $2 billion in settlement payments to the applicable government agencies and for legal and investigation related costs. The investigations also demanded significant time requirements for management and numerous employees over the past years. Management is pleased that these investigations have been concluded.

While the Company has faced both operational and investigation related challenges during the past three years, management believes that it is important to recognize that HCA has generated cash provided by operating activities of $2.166 billion, $2.750 billion and $1.413 billion during 2003, 2002 and 2001, respectively.

Investigations and Settlement of Certain Government Claims

Commencing in 1997, HCA became aware it was the subject of governmental investigations and litigation relating to its business practices. The governmental investigations included activities for certain entities for periods prior to their acquisition by the Company and activities for certain entities that have been divested. As part of the investigations, the United States intervened in a number of *qui tam* actions brought by private parties.

The investigations were concluded through a series of agreements executed in 2000 and 2003. In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice (the "DOJ") and various U.S. Attorneys' offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the DOJ (the "Civil Agreement"). The agreements resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by, or on behalf of, the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that were not covered by the Civil Agreement included claims related to physician relations, cost reports and wound care issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $900 million (including accrued interest of $60 million), as provided by the Civil Agreement and Plea Agreement, during 2001. In January 2001, HCA entered into an eight-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

The remaining aspects of the investigations were resolved during 2003. In June 2003, HCA announced that the Company and the Civil Division of the DOJ had signed agreements, documenting the understanding announced in December 2002, whereby the United States would dismiss the various claims it had brought related to physician relations, cost reports and wound care issues (the "DOJ Agreement"). The DOJ Agreement received court approval in July 2003, and HCA paid the DOJ $641 million (including accrued interest of $10 million) during July 2003. The DOJ Agreement does not affect *qui tam* cases in which the government has not intervened. HCA also finalized an agreement with a negotiating team representing states that may have claims against the Company. Under this agreement, HCA paid $17.7 million in July 2003 to state Medicaid agencies to resolve these claims. HCA also paid $33 million for legal fees of the private parties. In connection with the DOJ Agreement, HCA recorded a pretax charge of $603 million ($418 million after-tax) in the fourth quarter of 2002. The consolidated income statement for the year ended December 31, 2003 includes a pretax favorable change in estimate of $41 million ($25 million after-tax) related to Medicaid cost report balances for cost report years ended December 31, 1997 and prior.

During June 2003, HCA announced that the Company and the Centers for Medicare and Medicaid Services ("CMS") had signed an agreement, documenting the understanding announced in March 2002, to resolve all Medicare cost report, home office cost statement and appeal issues between HCA and CMS (the "CMS Agreement") for cost report periods ended before August 1, 2001. As a result of the CMS Agreement, HCA paid CMS $250 million in June 2003. HCA recorded a pretax charge of $260 million ($165 million after-tax), consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. This charge was recorded in the consolidated income statement for the year ended December 31, 2001.

During September 2003, HCA reached an understanding with attorneys representing shareholder groups to settle class action securities lawsuits originally filed in 1997. Under the terms of the settlement, a $49.5 million settlement fund has been established to pay class members based on their individual claims. HCA also reached an understanding with its insurance carriers under which the insurers will pay the majority of the settlement amount. Final approval of the settlement was granted by the court on February 4, 2004.

HCA remains the subject of a December 1997 formal order of investigation by the Securities and Exchange Commission (the "SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

If HCA was found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operation and liquidity.

Business Strategy

HCA is committed to providing the communities it serves high quality, cost-effective, health care while maintaining consistency with HCA's ethics and compliance program, governmental regulations and guidelines, and industry standards. As a part of this strategy, HCA's management focuses on the following areas:

- *Commitment to the care and improvement of human life:* The foundation of HCA is built on putting patients first and providing quality health care services in the communities it serves. HCA continues to increase efforts and funding for the Company's patient safety agenda. Management believes patient outcomes will increasingly influence physician and patient choices concerning health care delivery.

- *Commitment to ethics and compliance:* HCA is committed to a corporate culture highlighted by the following values – compassion, honesty, integrity, fairness, loyalty, respect and kindness. The Company's comprehensive ethics and compliance program articulates a set of values and behavioral standards to reinforce HCA's dedication to these values and to ensure integrity.

- *Focus on core communities:* HCA strives to maintain market-leading positions in large, growing urban and suburban communities, primarily in the Southern and Western regions of the United States.

- *Becoming the health care employer of choice:* HCA uses a number of industry leading practices to help ensure its hospitals are the health care employer of choice in their communities. The Company's labor initiatives provide strategies to the hospitals for recruiting, compensation and productivity, and include various leadership and career development programs. The Company also maintains an internal contract labor agency to provide improved quality and reduce costs.

- *Continuing to strive for operational excellence:* The Company's focus on operational excellence includes a group purchasing organization that achieves pricing efficiencies in purchasing and supply contracts. HCA also uses a shared services model to process revenue and accounts receivable through ten regional patient accounting services centers. In a natural progression of the Company's ongoing strategy, HCA is increasing focus on operating outpatient services with improved accessibility and more convenient service for patients and increased predictability and efficiency for physicians. As part of this focus, HCA may buy or build outpatient facilities to improve its market presence.

- *Allocating capital to strategically complement its operational strategy and enhance stockholder value:* HCA's capital spending is intended to increase bed capacity, provide new or expanded services in existing facilities, maintain or replace equipment and renovate existing facilities or construct replacement facilities. The Company also selectively evaluates acquisitions that may complement its strategies in existing or new markets. Capital may also be allocated to take advantage of opportunities such as repayment of indebtedness, stock repurchases and payment of dividends. In 2004, HCA's Board of Directors approved an increase in its quarterly dividend from $0.02 per share to $0.13 per share.

Critical Accounting Policies and Estimates

The preparation of HCA's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. HCA's management base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenues

Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management's interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Management has invested significant resources to refine and improve the information system data used to make these contractual estimates and to develop a standardized calculation process and train employees.

HCA does not pursue collection of amounts related to patients that meet the Company's guidelines to qualify as charity care; therefore, they are not reported in revenues. The revenues associated with uninsured patients that do not meet the Company's guidelines to qualify as charity care have generally been reported in revenues at gross charges. During 2003, the Company announced that patients treated at an HCA wholly-owned hospital for nonelective care who have income at or below 200% of the Federal poverty level are eligible for charity care, a standard HCA estimates that 70% of its hospitals were previously using. The Federal poverty level is established by the Federal government and is based on income and family size. On October 1, 2003, HCA began implementing a sliding scale of discounts for uninsured patients, treated at HCA wholly-owned hospitals for nonelective care, with income between 200% and 400% of the Federal poverty level.

Due to the complexities involved in these estimations of revenues earned, the health care services authorized and provided and related reimbursement are often subject to interpretations that could result in payments that are different from our estimates.

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers, other third-party payers and patients is HCA's primary source of cash and is critical to the Company's operating performance. The primary collection risks relate to the uninsured patient accounts and patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and copayments) remain outstanding. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. Because HCA does not pursue collection of amounts related to patients that meet the Company's guidelines to qualify as charity care, they are not reported in revenues and do not have an impact on the provision for doubtful accounts. HCA expects the revised charity care and self-pay discounting policy changes will result in reductions to both revenues and the provision for doubtful accounts in future periods.

The amount of the provision for doubtful accounts is based upon management's assessment of historical write-offs and expected net collections, business and economic conditions, trends in Federal and state governmental and private employer health care coverage and other collection indicators. Management relies on the results of detailed reviews of historical write-offs and recoveries at facilities that represent a majority of HCA's revenues and accounts receivable (the "hindsight analysis") as a primary source of information in estimating the collectability of HCA's accounts receivable. Prior to the third quarter of 2003, the Company performed the hindsight analysis on an annual basis. The results of the annual hindsight analysis that was completed during the second quarter of 2003 indicated an increasing proportion of accounts receivable being comprised of uninsured accounts and the collectability of this category of accounts had deteriorated. Beginning with the third quarter of 2003, HCA began performing a quarterly, rolling twelve-month hindsight analysis to enable a more timely reaction to trends affecting the collectability of the accounts receivable. At December 31, 2003, HCA's allowance for doubtful accounts, as a percentage of patient due accounts, was approximately 88%. For the year ended December 31, 2003, the provision for doubtful accounts increased to 10.1% of revenues compared to 8.0% of revenues in 2002. Management does not expect the provision for doubtful accounts, as a percentage of revenues, to decline from 2003 levels during 2004, based upon the revenue and trends at December 31, 2003. Adverse changes in general economic conditions, business office operations, payer mix, or trends in Federal or state governmental and private employer health care coverage could affect HCA's collection of accounts receivable, cash flows and results of operations.

Investments of Insurance Subsidiary — Other-than-temporary Impairment Considerations

HCA's wholly-owned insurance subsidiary holds debt and equity security investments having an aggregate fair value of $2.065 billion at December 31, 2003. The fair value of the investment securities is generally based on quoted market prices. The investment securities are held for the purpose of providing the funding source to pay professional and general liability claims covered by the insurance subsidiary. Management's assessment each quarter of whether a decline in fair value is temporary or other-than-temporary involves multiple judgment calls, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether factors exist that indicate an impairment has occurred. HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency to determine if, and when, a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment to allow for any anticipated recovery of the investment's fair value are important components of management's investment securities evaluation process. During 2002, HCA recognized a $168 million other-than-temporary impairment charge related, primarily, to the insurance subsidiary's equity investment securities. The equity investments market experienced generally, steady increases during 2003 and at December 31, 2003, the insurance subsidiary's investment security portfolio had unrealized gains of $212 million and unrealized losses of $4 million.

Professional Liability Insurance Claims

HCA, along with virtually all health care providers, operates in an environment with professional liability risks. A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary. Reserves for professional liability risks were $1.624 billion and $1.551 billion at December 31, 2003 and December 31, 2002, respectively. Obligations covered by reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that reinsurers do not meet their obligations. Reserves for professional liability risks (net of $147 million and $265 million receivable under reinsurance contracts at December 31, 2003 and 2002, respectively) were $1.477 billion and $1.286 billion at December 31, 2003 and 2002, respectively. Reserves and provisions for professional liability risks are based upon actuarially determined estimates. The independent actuaries estimated reserve ranges, net of amounts receivable under reinsurance contracts, were $1.255 billion to $1.515 billion at December 31, 2003 and $1.022 billion to $1.361 billion at December 31, 2002. Reserves for professional liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known.

The reserves for professional liability risks cover approximately 3,900 and 4,000 individual claims at December 31, 2003 and 2002, respectively, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Changes to the estimated reserve amounts are included in current operating results. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management's estimates.

Results of Operations

Revenue/Volume Trends

HCA's revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services.

Admissions related to Medicare, managed care and other discounted plans and Medicaid and self-pay for the years ended December 31, 2003, 2002 and 2001 are set forth below. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

	Years Ended December 31,		
	2003	2002	2001
Medicare	39%	38%	38%
Managed care and other discounted plans	45%	47%	48%
Medicaid and self-pay	16%	15%	14%
	100%	100%	100%

For 2003, consolidated admissions increased 3.3% and same facility admissions increased by 0.6% compared to 2002. Same facility outpatient surgeries declined 3.0% in 2003 compared to 2002. The weaker than expected volumes were the result of general economic conditions and increasing unemployment levels in certain markets. Additionally, in certain markets, physician issues related to physicians retiring or relocating due to rising physician malpractice insurance rates, managed care contract disputes and new competition, both in the inpatient and outpatient lines of business, are contributing to a slower rate of volume growth. Another important factor affecting outpatient surgeries was increased competition from physician-owned specialty hospitals and physician-owned freestanding surgery centers. To compete more effectively in the outpatient area, the Company announced the appointment of a new Group President for Outpatient Services effective January 1, 2004. HCA also expects to increase, consistent with applicable laws, its participation in the development of physician partnerships for the delivery of certain outpatient services in selected markets.

HCA's health care facilities' gross charges typically do not reflect what the facilities are actually paid. HCA's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross charges. HCA's facilities have experienced revenue growth due to changes in patient mix and favorable pricing trends. HCA has experienced increases in same facility revenue per equivalent admission over the prior period of 7.5%, 8.8% and 7.4%, for the years ended December 31, 2003, 2002 and 2001, respectively. There can be no assurance that HCA will continue to receive these levels of increases in the future. These increases were the result of renegotiating and renewing certain managed care contracts on more favorable terms, shifts of managed care admissions to more favorable plans and improved reimbursement from the government.

One factor contributing to the moderation in the rate of increase in same facility revenue per equivalent admission in 2003 compared to 2002 is the Company's roll out of the charity policies that were announced in March 2003. Beginning in the second quarter of 2003, patients treated at an HCA wholly-owned hospital for nonelective care who have income at or below 200% of the Federal poverty level are eligible for charity care, a standard HCA estimates that 70% of its hospitals were previously using. In the fourth quarter of 2003, HCA implemented a sliding scale of discounts for uninsured patients treated at an HCA wholly-owned hospital for nonelective care with income between 200% and 400% of the Federal poverty level. Charity discounts, increased $242 million in 2003, compared to 2002 (from $579 million to $821 million).

The approximate percentages of inpatient revenues of the Company's facilities related to Medicare, managed care plans and other discounted plans and Medicaid and self-pay for the years ended December 31, 2003, 2002 and 2001 are set forth below. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

	Years Ended December 31,		
	2003	2002	2001
Medicare	38%	38%	39%
Managed care and other discounted plans	49%	50%	48%
Medicaid and self-pay	13%	12%	13%
	100%	100%	100%

HCA receives a significant portion of its revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. Future legislation or other changes or interpretation of government health programs could have adverse effects on reimbursement from the government.

Excluding the hospitals included in the Kansas City acquisition, HCA recorded $218 million, $284 million, and $240 million of revenues related to Medicare operating outlier cases for the years ended December 31, 2003, 2002, and 2001, respectively. These amounts represent 3.7%, 5.1% and 4.7% of Medicare revenues and 1.0%, 1.4%, and 1.3% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. There can be no assurances that HCA will continue to receive these levels of Medicare outlier payments in future periods. Based on the Company's estimates, future Medicare operating outlier payments will be materially, adversely affected by CMS' published revisions to regulations on outlier payments. For periods subsequent to October 1, 2003, assuming the Company does not experience changes in Medicare patient acuity levels, the Company estimates its monthly revenue from Medicare operating outlier payments may be reduced by up to $12 million. During the fourth quarter of 2003, Medicare operating outlier payments were $22 million, compared to $53 million in the fourth quarter of 2002.

The following are comparative summaries of net income for the years ended December 31, 2003, 2002 and 2001 (dollars in millions, except per share amounts):

	2003		2002		2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues	$21,808	100.0	$ 19,729	100.0	$ 17,953	100.0
Salaries and benefits	8,682	39.8	7,952	40.3	7,279	40.5
Supplies	3,522	16.2	3,158	16.0	2,860	15.9
Other operating expenses	3,676	16.8	3,341	16.9	3,238	18.1
Provision for doubtful accounts	2,207	10.1	1,581	8.0	1,376	7.7
(Gains) losses on sales of investment securities	(1)	–	2	–	(63)	(0.4)
Equity in earnings of affiliates	(199)	(0.9)	(206)	(1.0)	(158)	(0.9)
Depreciation and amortization	1,112	5.1	1,010	5.0	1,048	5.8
Interest expense	491	2.3	446	2.3	536	3.0
Settlement with government agencies	(41)	(0.2)	603	3.1	262	1.5
Gains on sales of facilities	(85)	(0.4)	(6)	–	(131)	(0.7)
Impairment of investment securities	–	–	168	0.9	–	–
Impairment of long-lived assets	130	0.6	19	0.1	17	0.1
Investigation related costs	8	–	58	0.3	65	0.4
Loss on retirement of debt	–	–	–	–	28	0.1
	19,502	89.4	18,126	91.9	16,357	91.1
Income before minority interests and income taxes	2,306	10.6	1,603	8.1	1,596	8.9
Minority interests in earnings of consolidated entities	150	0.7	148	0.7	119	0.7
Income before income taxes	2,156	9.9	1,455	7.4	1,477	8.2
Provision for income taxes	824	3.8	622	3.2	591	3.3
Reported net income	1,332	6.1	833	4.2	886	4.9
Goodwill amortization, net of income taxes	–	–	–	–	69	0.4
Adjusted net income	$ 1,332	6.1	$ 833	4.2	$ 955	5.3
Adjusted earnings per share:						
Basic earnings per share	$ 2.66		$ 1.63		$ 1.82	
Diluted earnings per share	$ 2.61		$ 1.59		$ 1.78	
% changes from prior year:						
Revenues	10.5%		9.9%		7.7%	
Income before income taxes	48.2		(1.5)		186.4	
Adjusted net income	59.9		(12.8)		227.2	
Basic earnings per share	63.2		(10.4)		250.0	
Diluted earnings per share	64.2		(10.7)		242.3	
Admissions(a)	3.3		1.2		0.7	
Equivalent admissions(b)	2.8		1.2		0.5	
Revenue per equivalent admission	7.5		8.6		7.2	
Same facility % changes from prior year(c):						
Revenues	7.6		11.7		10.2	
Admissions(a)	0.6		2.5		2.7	
Equivalent admissions(b)	–		2.6		2.6	
Revenue per equivalent admission	7.5		8.8		7.4	

(a) Represents the total number of patients admitted to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(c) Same facility information excludes the operations of hospitals and their related facilities that were either acquired or divested during the current and prior year.

Years Ended December 31, 2003 and 2002

Net income totaled $1.332 billion, or $2.61 per diluted share, in 2003 compared to $833 million, or $1.59 per diluted share, in 2002. The operating results for 2003 include a favorable change in estimate related to Medicaid cost report balances for cost report years ended 1997, and prior, of $41 million pretax, or $0.05 per diluted share, gains on sales of facilities of $85 million pretax, or $0.10 per diluted share, impairment of long-lived assets of ($130) million pretax, or ($0.16) per diluted share, and investigation related costs of ($8) million pretax, or ($0.01) per diluted share. The operating results for 2002 include a ($603) million pretax charge, or ($0.80) per diluted share, related to the settlement with government agencies, gains on the sales of facilities of $6 million pretax, or $0.01 per diluted share, a ($168) million pretax charge, or ($0.20) per diluted share, on the impairment of investment securities, an impairment of long-lived assets of ($19) million pretax, or ($0.03) per diluted share, and investigation related costs of ($58) million pretax, or ($0.07) per diluted share.

In April 2003, HCA completed the acquisition of eleven hospitals in Kansas City. During 2003, the acquired Kansas City hospitals produced revenues of $698 million and a net loss of $22 million. The Kansas City hospitals are included in the Company's Western Group.

For 2003, admissions increased 3.3% and same facility admissions increased by 0.6% compared to 2002. Outpatient surgical volumes increased 0.5%, but decreased 3.0% on a same facility basis. The weaker than expected volumes were the result of general economic conditions and increasing unemployment levels in certain markets. Additionally, in certain markets, physician issues related to physicians retiring or relocating due to rising physician malpractice insurance rates, managed care contract disputes and new competition, both in the inpatient and outpatient lines of business, are contributing to a slower rate of volume growth.

Revenues for 2003 increased 10.5% compared to 2002. The 10.5% increase in revenues is primarily attributable to the 7.6% increase in the same facility revenues and the $698 million of revenues related to the acquired Kansas City hospitals. The 7.6% increase in same facility revenues is primarily attributable to rate increases, as same facility equivalent admissions remained flat in 2003.

Salaries and benefits, as a percentage of revenues, decreased to 39.8% in 2003 from 40.3% in 2002. Excluding the acquired Kansas City hospitals, salaries and benefits, as a percentage of revenues, were 39.6% for 2003. The decreases reflect improvements in the utilization of contract labor. Contract labor per equivalent admission decreased 26.3% for 2003 compared to 2002.

Supply costs increased, as a percentage of revenues, to 16.2% for 2003 compared to 16.0% for 2002. Rising supply costs, particularly in the cardiac, orthopedic and pharmaceutical areas, continue to be a challenge for the Company.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and nonincome taxes), as a percentage of revenues, decreased to 16.8% in 2003 from 16.9% in 2002. Excluding the acquired Kansas City hospitals, other operating expenses, as a percentage of revenues decreased to 16.5% for 2003.

Provision for doubtful accounts, as a percentage of revenues, increased to 10.1% in 2003 from 8.0% in 2002. The factors influencing this increase include the Company's recent experience of increasing patient due or uninsured accounts and a continued deterioration associated with the collectability of these accounts. The soft economic environment in many of the Company's markets, combined with increasing copayments and deductibles, are placing an increasing financial responsibility on the patient. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. At December 31, 2003, the Company's allowance for doubtful accounts as a percentage of these patient due accounts was approximately 88%.

Equity in earnings of affiliates decreased from $206 million in 2002 to $199 million in 2003. The decrease was due to a decline in operating results at a hospital joint venture in California.

Depreciation and amortization remained relatively flat, as a percentage of revenues, at 5.1% in 2003 compared to 5.0% in 2002.

Interest expense increased to $491 million in 2003 from $446 million in 2002. The increase in interest expense was due to higher levels of debt in 2003 compared to 2002. Interest rates on the Company's debt were lower in 2003 than in 2002. HCA's ratio of current and long-term debt to current and long-term debt and common and minority equity was 55.8% at December 31, 2003 compared to 52.4% at December 31, 2002.

The consolidated income statement for the year ended December 31, 2003 includes a pretax favorable change in estimate of $41 million ($25 million after-tax) related to Medicaid cost report balances for cost report years ended December 31, 1997, and prior.

During 2003, HCA recognized pretax gains on sales of facilities of $85 million ($49 million after-tax), primarily on the sale of two leased hospitals. Proceeds from the sales were used to repay bank borrowings. During 2002, HCA recognized pretax gains on sales of facilities of $6 million ($4 million after-tax) on the sales of two consolidating hospitals.

During 2002, due to the continued overall market decline and management's review and evaluation of the individual investment securities, management concluded that certain unrealized losses on HCA's equity investments should be classified as "other-than-temporary" and recorded a pretax impairment charge on investment securities of $168 million ($107 million after-tax).

During 2003, HCA announced plans to discontinue activities associated with the internal development of a patient accounts receivable management system, resulting in a pretax charge of $130 million ($79 million after-tax). During 2002, HCA management decided to delay the development and implementation of certain financial and procurement information systems, resulting in a pretax charge of $19 million.

During 2003 and 2002, respectively, HCA incurred $8 million and $58 million of investigation related costs. In 2003 and 2002, respectively, these costs included $8 million and $56 million of professional fees (legal and accounting) related to the governmental investigations. In 2002, $2 million of other costs were also included. The governmental investigations of the Company's business practices were concluded during 2003, and the Company does not currently expect to incur investigation related costs in 2004.

Minority interests in earnings of consolidated entities increased to $150 million for 2003 from $148 million for 2002.

The effective income tax rate was 38.2% in 2003 and 42.7% in 2002. The higher effective income tax rate in 2002 was due to the recording of a valuation allowance in 2002.

Years Ended December 31, 2002 and 2001

Net income totaled $833 million or $1.59 per diluted share, in 2002 compared to $955 million, or $1.78 per diluted share, in 2001. The operating results for 2002 include a ($603) million pretax charge, or ($0.80) per diluted share, related to the settlement with government agencies, gains on the sales of facilities of $6 million pretax, or $0.01 per diluted share, a ($168) million pretax charge, or ($0.20) per diluted share, on the impairment of investment securities, an impairment of long-lived assets of ($19) million pretax, or ($0.03) per diluted share, and investigation related costs of ($58) million pretax, or ($0.07) per diluted share. The operating results for 2001 include a ($262) million pretax charge, or ($0.30) per diluted share, related to an understanding with CMS to settle cost report, home office cost statement and appeal issues between HCA and CMS, pretax gains on the sales of facilities of $131 million, or $0.14 per diluted share, an impairment of long-lived assets of ($17) million pretax, or ($0.02) per diluted share, investigation related costs of ($65) million pretax, or ($0.08) per diluted share, and a pretax loss on retirement of debt of ($28) million, or ($0.03) per diluted share.

Revenues increased 9.9% from 2001 to 2002 due to both volume and rate increases. Equivalent admissions increased 1.2% on a reported basis and 2.6% on a same facility basis. Revenue per equivalent admission increased 8.6% on a reported basis and 8.8% on a same facility basis. The revenue per equivalent admission increases were the result of continued efforts in renegotiating and renewing certain managed care contracts on favorable terms, shifts from Medicare managed care to traditional Medicare and shifts within managed care from HMO to PPO products.

Salaries and benefits decreased, as a percentage of revenues, to 40.3% in 2002 from 40.5% in 2001. Salaries and benefits per equivalent admission increased 7.9% on a reported basis and 8.3% on a same facility basis, while revenue per equivalent admission increased 8.6% on a reported basis and 8.8% on a same facility basis.

Supply costs increased slightly, as a percentage of revenues, from 15.9% in 2001 to 16.0% in 2002. The 9.1% increase in supplies per equivalent admission (including cardiac, orthopedic and pharmaceutical supplies) exceeded the 8.6% increase in revenue per equivalent admission.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and nonincome taxes), as a percentage of revenues, decreased to 16.9% in 2002 from 18.1% in 2001. The decrease was primarily due to a reduction in contract services costs that were incurred in 2001 related to the preliminary project stage activities being performed to develop the Company's shared services initiatives.

Provision for doubtful accounts, as a percentage of revenues, increased to 8.0% in 2002 from 7.7% in 2001. Factors that influenced this increase included increases in patient due or uninsured accounts, decreases in collectability and the effect of rate increases. The revenues associated with these patients are generally recorded at gross charges, which are typically higher than what government programs and managed care plans pay, and the majority of bad debts are attributed to these uninsured and patient due accounts.

Gains and losses on sales of investments consist primarily of realized gains and losses on the sales of investment securities by HCA's wholly-owned insurance subsidiary. In 2001, HCA had gains of $63 million compared to losses of $2 million in 2002, due to continued overall market declines during 2002.

Equity in earnings of affiliates increased from $158 million in 2001 to $206 million in 2002 due to improved operations at the Company's joint ventures.

Depreciation and amortization decreased, as a percentage of revenues, to 5.0% in 2002 from 5.8% in 2001. HCA adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. Under the provisions of SFAS 142, goodwill is no longer amortized, but is subject to annual impairment tests. During 2001, $76 million of goodwill amortization was included in depreciation and amortization.

Interest expense decreased to $446 million in 2002 from $536 million in 2001. Interest expense on HCA's variable rate bank debt decreased due to a decline in short-term interest rates and an upgrade in HCA's credit rating.

During 2002, HCA recognized a pretax gain of $6 million ($4 million after-tax) on the sales of two consolidating hospitals. During 2001, HCA recognized a net pretax gain of $131 million ($76 million after-tax) on the sales of three consolidating hospitals, HCA's interest in two nonconsolidating hospitals and a provider of specialty managed care benefit programs.

During 2002, the continued overall market decline and management's quarterly review and evaluation of the individual investment securities, provided the basis for a conclusion that certain unrealized losses on HCA's equity investments should be classified as "other-than-temporary" and an impairment charge on investment securities of $168 million ($107 million after-tax) was recorded. See Note 5 – Impairment of Investment Securities in the notes to consolidated financial statements.

During 2002, management decided to delay the development and implementation of certain financial and procurement information systems to concentrate and direct efforts to the patient accounting and human resources information systems, resulting in a pretax charge of $19 million. During 2001, HCA reduced the carrying value for a nonhospital, equity method joint venture to fair value, based upon estimates of sales value, resulting in a pretax charge of $17 million.

During 2002 and 2001, HCA incurred $58 million and $65 million, respectively, of investigation related costs. In 2002, these costs included $56 million of professional fees (legal and accounting) related to the governmental investigations and $2 million of other costs. In 2001, these costs included $54 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs.

HCA adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145") on January 1, 2002. Under the provisions of SFAS 145, gains and losses on extinguishments of debt are generally classified in operating income, rather than as extraordinary items as previously required. During the fourth quarter of 2001, HCA recognized an extraordinary charge on extinguishment of debt of $28 million that has been reclassified in the consolidated income statements.

Minority interests in earnings of consolidated entities remained flat as a percentage of revenues.

The effective income tax rate was 42.7% in 2002 and 40.0% in 2001. The higher effective income tax rate in 2002 was due to the recording of a valuation allowance and in 2001, to certain nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets. If the effect of the valuation allowance, the nondeductible intangible assets and related amortization were excluded the effective income tax rate would have been 39% for both periods.

Liquidity and Capital Resources

Cash provided by operating activities totaled $2.166 billion in 2003, compared to $2.750 billion in 2002 and $1.413 billion in 2001. Working capital totaled $1.654 billion at December 31, 2003 and $766 million at December 31, 2002. The decrease in cash flow from operating activities from 2002 to 2003 and the increase in working capital from December 31, 2002 to December 31, 2003 relate, primarily, to the Company making government settlement payments of $942 million in 2003. The increase in cash provided by operating activities from 2001 to 2002 was primarily due to the payment of $900 million to the Federal government in 2001 pursuant to the Plea and Civil Agreements and changes in income tax payments.

Cash used in investing activities was $2.862 billion, $1.740 billion and $1.300 billion in 2003, 2002 and 2001, respectively. Excluding acquisitions, capital expenditures were $1.838 billion in 2003, $1.718 billion in 2002 and

$1.370 billion in 2001. HCA expended $908 million, $124 million and $239 million for acquisitions and investments in and advances to affiliates during 2003, 2002 and 2001, respectively. During April 2003, HCA completed the acquisition of the Health Midwest system in Kansas City. The aggregate cash paid by HCA at closing was $855 million. During 2002 and 2001 the cash paid was generally for interests in joint ventures that are accounted for using the equity method. Capital expenditures in all three years were funded by a combination of cash flows from operations and the issuance of debt. Annual planned capital expenditures are expected to approximate $1.8 billion in 2004 and approximate $1.6 billion for 2005. At December 31, 2003, there were projects under construction, which had an estimated additional cost to complete and equip over the next five years of $2.0 billion. HCA expects to finance capital expenditures with internally generated and borrowed funds.

In addition to cash flows from operations, available sources of capital include amounts available under HCA's $1.75 billion revolving credit facility (the "Credit Facility") ($1.177 billion and $926 million as of December 31, 2003 and February 29, 2004, respectively) and anticipated access to public and private debt markets. Management believes that the Company's available sources of capital are adequate to expand, improve and equip its existing health care facilities and to complete selective acquisitions.

Investments of HCA's professional liability insurance subsidiary, to maintain statutory equity and pay claims, totaled $2.065 billion and $1.655 billion at December 31, 2003 and 2002, respectively. Claims payments, net of reinsurance recoveries, during the next twelve months are expected to approximate $275 million. HCA's wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. To minimize its exposure to losses from reinsurer insolvencies, HCA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar activities or economic characteristics of the reinsurers. The amounts receivable related to the reinsurance contracts of $147 million and $265 million at December 31, 2003 and 2002, respectively, are included in other assets.

Cash flows provided by financing activities totaled $650 million in 2003, compared to cash used in financing activities of $934 million in 2002 and $342 million in 2001. During 2003, HCA accessed the Credit Facility and the public debt market to raise capital. The increase in cash used during 2002 compared to 2001 was related to the repayment of an investment made by a financial institution that invested $400 million to capitalize an entity that acquired HCA common stock. The primary source of funds for the cash used in financing activities was cash flow from operating activities.

During the second quarter of 2003, HCA paid CMS $250 million to resolve all Medicare cost report, home office cost statement, and appeal issues between HCA and CMS for the cost report periods ended before August 1, 2001. During the third quarter of 2003, HCA paid the DOJ $641 million (including $10 million in accrued interest) to resolve all remaining investigation issues between the Company and the DOJ. HCA also paid $17.7 million to state Medicaid agencies and $33 million for private party legal fees. Upon the Company making the payments to the DOJ, the Company no longer has any remaining obligation to maintain letters of credit with the DOJ.

In January 2004, HCA's Board of Directors approved an increase in its quarterly dividend from $0.02 per share to $0.13 per share. The Board declared the initial $0.13 per share dividend payable on June 1, 2004 to shareholders of record at May 1, 2004.

Financing Activities

In April 2001, HCA entered into a $2.5 billion credit agreement (the "2001 Credit Agreement") with a group of banks, consisting of the $1.75 billion revolving Credit Facility and a $750 million term loan (the "2001 Term Loan"). The 2001 Credit Agreement has a final maturity in April 2006. Interest under the 2001 Credit Agreement is payable at a spread to LIBOR, a spread to the prime lending rate or a competitive bid rate. The spread is dependent on HCA's credit ratings. The 2001 Credit Agreement contains customary covenants which include (i) limitations on debt levels, (ii) limitations on sales of assets, mergers and changes of ownership, and (iii) maintenance of minimum interest coverage ratios. As of January 31, 2004, HCA was in compliance with all such covenants.

In April 2002, HCA issued $500 million of 6.95% notes due May 1, 2012. Proceeds from the notes were used to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In September 2002, HCA issued $500 million of 6.30% notes due October 1, 2012. Proceeds from the notes were used to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In February 2003, HCA issued $500 million of 6.25% notes due February 15, 2013. In July 2003, HCA issued $500 million of 6.75% notes due July 15, 2013. Following the issuance of the July 2003 notes, the Company had issued debt securities equal to the amount registered in the $1.5 billion shelf registration statement filed in May 2002.

During July 2003, HCA filed a shelf registration statement and prospectus with the SEC that allows the Company to issue up to $2.5 billion in debt securities.

During November 2003, HCA issued $350 million of 5.25% notes due November 6, 2008 and issued $250 million of 7.5% notes due November 6, 2033. Proceeds from the notes were used to repay a portion of the outstanding amount under the Credit Facility.

Share Repurchase Activities

In April 2003, HCA announced an authorization to repurchase $1.5 billion of its common stock. HCA expects to repurchase its shares through open market purchases or privately negotiated transactions. During 2003, through open market purchases, HCA repurchased under this authorization 25.3 million shares of its common stock for $900 million.

In July 2002, HCA announced an authorization to repurchase up to 12 million shares of its common stock. During 2002, HCA made open market purchases of 6.2 million shares for $282 million. During 2003, HCA purchased 5.8 million shares for $214 million, which completed the repurchases under this authorization. The repurchases were intended to offset the dilutive effect of employee stock benefit plans.

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During 2001, HCA repurchased 6.4 million shares through open market purchases for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million shares of HCA common stock in connection with HCA's settlement of certain forward purchase contracts. In June 2002, HCA repaid the financial institution and received the 16.8 million shares of the Company's common stock.

In March 2000, HCA announced an authorization to repurchase up to $1 billion of the Company's common stock. During 2001, HCA settled forward purchase contracts representing 19.6 million shares at a cost of $677 million, purchased 1.1 million shares through open market purchases at a cost of $40 million, and received $17 million in premiums from the sale of put options, completing the repurchase authorization.

In November 1999, HCA announced an authorization to repurchase up to $1 billion of its common stock. During 2001, HCA settled forward purchase contracts associated with its November 1999 authorization representing 15.7 million shares at a cost of $461 million, completing the repurchase authorization.

During 2003, 2002 and 2001, the share repurchase transactions reduced stockholders' equity by $1.114 billion, $282 million and $738 million, respectively.

Systems Development Projects

During 2003, HCA announced plans to discontinue activities associated with the development of a patient accounting software system, resulting in a pretax charge of $130 million. HCA had estimated that the patient accounting project would have required total expenditures of approximately $400 million to develop and install. The Company is now redirecting efforts in this area to the implementation of enhancements to its existing patient accounting system. HCA is also in the process of implementing projects to replace its payroll and human resources information systems. Management estimates that the payroll and human resources system projects will require total expenditures of approximately $332 million to develop and install. At December 31, 2003, project-to-date costs incurred were $212 million ($137 million of the costs incurred have been capitalized and $75 million have been expensed). Management expects that the system development, testing, data conversion and installation activities will continue through 2006. There can be no assurance that the development and implementation of these systems will not be delayed, that the total cost will not be significantly more than currently anticipated, that business processes will not be interrupted during implementation or that HCA will realize the expected benefits and efficiencies from the developed products.

Management believes that cash flows from operations, amounts available under the Credit Facility and HCA's anticipated access to public and private debt markets are sufficient to meet expected liquidity needs during the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2003, maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

		Payments Due by Period			
Contractual Obligations	Total	Current	2-3 years	4-5 years	After 5 years
Long-term debt, excluding the Credit Facility	$ 8,197	$ 665	$ 1,459	$ 885	$ 5,188
Loans outstanding under the Credit Facility	510	–	510	–	–
Operating leases(a)	976	182	293	172	329
Purchase obligations(a)	10	5	5	–	–
Total contractual obligations	$ 9,693	$ 852	$ 2,267	$ 1,057	$ 5,517

		Commitment Expiration by Period			
Other Commercial Commitments Not Recorded on the Consolidated Balance Sheet	Total	Current	2-3 years	4-5 years	After 5 years
Letters of credit(b)	$ 71	$ 16	$ 42	$ 8	$ 5
Surety bonds(c)	98	97	1	–	–
Guarantees(d)	5	3	–	–	2
Total commercial commitments	$ 174	$ 116	$ 43	$ 8	$ 7

(a) Future operating lease obligations and purchase obligations are not recorded in the Company's consolidated balance sheet.

(b) Amounts relate primarily to instances in which HCA has letters of credit outstanding with insurance companies that issued workers compensation insurance policies to the Company in prior years. The letters of credit serve as security to the insurance companies for payment obligations retained by the Company.

(c) Amounts relate primarily to instances in which HCA agreed to indemnify various commercial insurers who have provided surety bonds to cover damages for malpractice cases which were awarded to plaintiffs by the courts. These cases are currently under appeal and the bonds will not be released by the courts until the cases are closed.

(d) HCA has entered into guarantee agreements related to certain leases.

Market Risk

HCA is exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of HCA's wholly-owned insurance subsidiary were $1.367 billion and $698 million, respectively, at December 31, 2003. These investments are carried at fair value with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices. During the third quarter of 2002, management completed its quarterly review and evaluation of the individual investment securities and concluded that certain unrealized losses of HCA's insurance subsidiary's equity investments were considered "other-than-temporary." HCA recorded an impairment charge on the identified investment securities of $168 million. The declines in fair value and the resulting losses incurred on sales of the securities on which the impairment charge was recorded did not present a liquidity concern to the Company. However, if the insurance subsidiary were to experience significant declines in the fair value of its investments, this could require additional investment by the Company to allow the insurance subsidiary to satisfy its minimum capital requirements.

HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency to determine if and when a decline in the fair value of an investment below amortized cost is considered "other-than-temporary." The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment to allow for any anticipated recovery in the investment's fair value are important components of management's investment securities evaluation process. At December 31, 2003, HCA had a net unrealized gain of $208 million on the insurance subsidiary's investment securities.

HCA is also exposed to market risk related to changes in interest rates, and HCA periodically enters into interest rate swap agreements to manage its exposure to these fluctuations. HCA's interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts and interest payments in these agreements match the cash flows of the related liabilities. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives and the related hedged debt amounts have been recognized in the financial statements at their respective fair values.

With respect to HCA's interest-bearing liabilities, approximately $2.1 billion of long-term debt at December 31, 2003 is subject to variable rates of interest, while the remaining balance in long-term debt of $6.6 billion at December 31, 2003 is subject to fixed rates of interest. Both the general level of U.S. interest rates and, for the 2001 Credit Agreement, the Company's credit rating affect HCA's variable interest rates. HCA's variable rate debt is comprised of the Company's Credit Facility, on which interest is payable generally at LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings); a bank term loan, on which interest is payable generally at LIBOR plus 1% to 2%, and fixed rate notes on which interest rate swaps have been employed, on which interest is payable at LIBOR plus 1.6% to 2.4%. Due to decreases in LIBOR the average rate for the Company's Credit Facility decreased from 2.5% for the year ended December 31, 2002 to 1.9% for the year ended December 31, 2003, and the average rate for the Company's term loans decreased from 2.8% for the year ended December 31, 2002 to 2.2% for the year ended December 31, 2003. The estimated fair value of HCA's total long-term debt was $9.3 billion at December 31, 2003. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $21 million. The impact of such a change in interest rates on the fair value of long-term debt would not be significant. The estimated changes to interest expense and the fair value of long-term debt are determined considering the impact of hypothetical interest rates on HCA's borrowing cost and long-term debt balances. To mitigate the impact of fluctuations in interest rates, HCA generally targets a portion of its debt portfolio to be maintained at fixed rates.

Foreign operations and the related market risks associated with foreign currency are currently insignificant to HCA's results of operations and financial position.

Effects of Inflation and Changing Prices

Various Federal, state and local laws have been enacted that, in certain cases, limit HCA's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the Federal government's prospective payment system. Total Medicare revenues approximated, 28% in 2003, 2002 and in 2001 of HCA's total patient revenues.

Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, HCA's ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS Disputes

HCA is currently contesting before the Appeals Division of the IRS, the United States Tax Court (the "Tax Court"), the United States Court of Federal Claims, and the United State Court of Appeals for the Sixth Circuit (the "Sixth Circuit") certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examinations of HCA's 1994-2000 Federal income tax returns, Columbia Healthcare Corporation's ("CHC") 1993 and 1994 Federal income tax returns, HCA-Hospital Corporation of America's ("Hospital Corporation of America") 1987 through 1988 and 1991 through 1993 Federal income tax returns and Healthtrust, Inc. – The Hospital Company's ("Healthtrust") 1990 through 1994 Federal income tax returns.

During 2001, HCA filed an appeal with the Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of Hospital Corporation of America's 1987 through 1988 Federal income tax returns, contesting Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust. During the third quarter of 2003, a three-judge panel of the Sixth Circuit affirmed these Tax Court decisions. During February 2004, the Sixth Circuit denied HCA's petition for rehearing. HCA is reviewing the Sixth Circuit's decision and considering whether to undertake further appeals. Because of the volume and complexity of calculating the tax allowance for doubtful accounts, the IRS has not determined the amount of additional tax and interest that it may claim for subsequent taxable periods.

Other disputed items include the timing of recognition of certain patient service revenues in 2000, the amount of insurance expense deducted in 1999 and 2000, and the amount of gain or loss recognized on the divestiture of certain non-core business units in 1998. The IRS is claiming an additional $381 million in income taxes and interest with respect to these issues through December 31, 2003.

During 2001, the Company and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums, which were deducted in calculating taxable income, and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by the Company in 1995 and 1996. The settlement resulted in the Company's payment of additional tax and interest of $16 million and had no impact on the Company's results of operations.

During the first quarter of 2004, the IRS began an examination of HCA's 2001 through 2002 Federal income tax returns. HCA is presently unable to estimate the amount of any additional income tax and interest that the IRS may claim upon completion of this examination.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, CHC, Hospital Corporation of America and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position.

To the Board of Directors and Stockholders
HCA Inc.

We have audited the accompanying consolidated balance sheets of HCA Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

ERNST & YOUNG LLP



Nashville, Tennessee
February 3, 2004

To Our Stockholders:

Management is responsible for the preparation and fair presentation of the Company's consolidated financial statements and related information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's financial condition, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. The Company's consolidated financial statements include amounts that must be based on estimates and judgments. Management believes that the amounts based on estimates and judgements represent their best estimates and judgments and are reasonable under the circumstances.

The management of HCA is also responsible for maintaining effective internal control over financial reporting. Management establishes an environment that fosters strong controls, and designs business processes to identify and respond to risk. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable.

HCA's accounting policies and internal control are under the general oversight of the Board of Directors, acting through the Audit Committee of the Board. The Audit Committee is composed entirely of independent directors who are not officers or employees of HCA. The Audit Committee meets with financial management, internal auditors and the independent auditors to review internal accounting controls and accounting, auditing and financial reporting matters.

Ernst & Young LLP, independent auditors, obtains and maintains an understanding of HCA's internal control and procedures for financial reporting, and conducts such tests and other auditing procedures as it considers necessary in the circumstances to express an opinion on the consolidated financial statements. Ernst & Young LLP has full access to the Audit Committee, with no members of management present, to discuss its audit and its findings as to the integrity of HCA's financial reporting and the effectiveness of internal control.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. However, management believes that HCA maintained effective internal control over financial reporting as of December 31, 2003.



Jack O. Bovender, Jr., Chairman and Chief Executive Officer



R. Milton Johnson, Senior Vice President and Controller

(Dollars in millions, except per share amounts)

	2003	2002	2001
Revenues	$ 21,808	$ 19,729	$ 17,953
Salaries and benefits	8,682	7,952	7,279
Supplies	3,522	3,158	2,860
Other operating expenses	3,676	3,341	3,238
Provision for doubtful accounts	2,207	1,581	1,376
(Gains) losses on sales of investment securities	(1)	2	(63)
Equity in earnings of affiliates	(199)	(206)	(158)
Depreciation and amortization	1,112	1,010	1,048
Interest expense	491	446	536
Settlement with government agencies	(41)	603	262
Gains on sales of facilities	(85)	(6)	(131)
Impairment of investment securities	–	168	–
Impairment of long-lived assets	130	19	17
Investigation related costs	8	58	65
Loss on retirement of debt	–	–	28
	19,502	18,126	16,357
Income before minority interests and income taxes	2,306	1,603	1,596
Minority interests in earnings of consolidated entities	150	148	119
Income before income taxes	2,156	1,455	1,477
Provision for income taxes	824	622	591
Reported net income	1,332	833	886
Goodwill amortization, net of income taxes	–	–	69
Adjusted net income	$ 1,332	$ 833	$ 955
Basic earnings per share:			
Reported net income	$ 2.66	$ 1.63	$ 1.69
Goodwill amortization, net of income taxes	–	–	0.13
Adjusted net income	$ 2.66	$ 1.63	$ 1.82
Diluted earnings per share:			
Reported net income	$ 2.61	$ 1.59	$ 1.65
Goodwill amortization, net of income taxes	–	–	0.13
Adjusted net income	$ 2.61	$ 1.59	$ 1.78

The accompanying notes are an integral part of the consolidated financial statements.

HCA Inc. **Consolidated Balance Sheets** December 31, 2003 and 2002

(Dollars in millions)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 115	$ 161
Accounts receivable, less allowance for doubtful accounts of $2,649 and $2,045	3,095	2,788
Inventories	520	462
Deferred income taxes	534	568
Other	558	526
	4,822	4,505
Property and equipment, at cost:		
Land	1,151	994
Buildings	7,520	6,450
Equipment	9,101	8,379
Construction in progress	913	977
	18,685	16,800
Accumulated depreciation	(7,620)	(7,079)
	11,065	9,721
Investments of insurance subsidiary	1,790	1,355
Investments in and advances to affiliates	527	679
Goodwill	2,481	1,994
Deferred loan costs	75	67
Other	303	420
	$ 21,063	$ 18,741
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 877	$ 809
Accrued salaries	510	438
Other accrued expenses	1,116	1,113
Government settlement accrual	–	933
Long-term debt due within one year	665	446
	3,168	3,739
Long-term debt	8,042	6,497
Professional liability risks	1,314	1,193
Deferred income taxes and other liabilities	1,650	999
Minority interests in equity of consolidated entities	680	611
Stockholders' equity:		
Common stock $0.01 par; authorized 1,600,000,000 voting shares and 50,000,000 nonvoting shares; outstanding 469,717,800 voting shares and 21,000,000 nonvoting shares – 2003 and 493,176,000 voting shares and 21,000,000 nonvoting shares – 2002	5	5
Capital in excess of par value	–	93
Other	5	6
Accumulated other comprehensive income	168	73
Retained earnings	6,031	5,525
	6,209	5,702
	$ 21,063	$ 18,741

The accompanying notes are an integral part of the consolidated financial statements.

HCA Inc. **Consolidated Statements of Stockholders' Equity** for the Years Ended December 31, 2003, 2002 and 2001

(Dollars in millions)

	Common Stock Shares (000)	Common Stock Par Value	Capital in Excess of Par Value	Other	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances, December 31, 2000	542,992	$ 5	$ –	$ 9	$ 52	$ 4,339	$ 4,405
Comprehensive income:							
Net income						886	886
Net unrealized losses on investment securities					(34)		(34)
Total comprehensive income					(34)	886	852
Cash dividends						(42)	(42)
Stock repurchases	(42,934)		(291)			(447)	(738)
Stock options exercised	7,631		239				239
Employee benefit plan issuances	1,549		52				52
Other	59			(2)		(4)	(6)
Balances, December 31, 2001	509,297	5	–	7	18	4,732	4,762
Comprehensive income:							
Net income						833	833
Other comprehensive income:							
Net unrealized gains on investment securities					27		27
Foreign currency translation adjustments					36		36
Defined benefit plan					(8)		(8)
Total comprehensive income					55	833	888
Cash dividends						(40)	(40)
Stock repurchases	(6,200)		(282)				(282)
Stock options exercised	9,170		306	(1)			305
Employee benefit plan issuances	1,909		69				69
Balances, December 31, 2002	514,176	5	93	6	73	5,525	5,702
Comprehensive income:							
Net income						1,332	1,332
Other comprehensive income:							
Net unrealized gains on investment securities					92		92
Foreign currency translation adjustments					11		11
Defined benefit plan					(8)		(8)
Total comprehensive income					95	1,332	1,427
Cash dividends						(39)	(39)
Stock repurchases	(31,144)		(327)			(787)	(1,114)
Stock options exercised	4,964		147	(1)			146
Employee benefit plan issuances	2,722		87				87
Balances, December 31, 2003	490,718	$ 5	$ –	$ 5	$168	$ 6,031	$ 6,209

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in millions)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 1,332	$ 833	$ 886
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	2,207	1,581	1,376
Depreciation and amortization	1,112	1,010	1,048
Income taxes	496	64	412
Settlement with government agencies	(971)	603	(580)
Gains on sales of facilities	(85)	(6)	(131)
Impairment of investment securities	–	168	–
Impairment of long-lived assets	130	19	17
Increase (decrease) in cash from operating assets and liabilities:			
Accounts receivable	(2,365)	(1,865)	(1,603)
Inventories and other assets	32	(88)	(39)
Accounts payable and accrued expenses	197	322	45
Other	81	109	(18)
Net cash provided by operating activities	2,166	2,750	1,413
Cash flows from investing activities:			
Purchase of property and equipment	(1,838)	(1,718)	(1,370)
Acquisition of hospitals and health care entities	(908)	(124)	(239)
Disposal of hospitals and health care entities	163	135	519
Change in investments	(298)	(27)	(167)
Other	19	(6)	(43)
Net cash used in investing activities	(2,862)	(1,740)	(1,300)
Cash flows from financing activities:			
Issuances of long-term debt	1,624	1,005	1,750
Net change in revolving bank credit facility	410	(655)	555
Repayment of long-term debt	(461)	(816)	(1,697)
Repurchases of common stock	(1,114)	(282)	(1,506)
Issuances of common stock	165	267	213
Issuance (repayment) of mandatorily redeemable securities	–	(400)	400
Payment of cash dividends	(39)	(40)	(42)
Other	65	(13)	(15)
Net cash provided by (used in) financing activities	650	(934)	(342)
Change in cash and cash equivalents	(46)	76	(229)
Cash and cash equivalents at beginning of period	161	85	314
Cash and cash equivalents at end of period	$ 115	$ 161	$ 85
Interest payments	$ 458	$ 427	$ 558
Income tax payments, net of refunds	$ 328	$ 558	$ 179

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 — ACCOUNTING POLICIES

Reporting Entity

HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2003, these affiliates owned and operated 184 hospitals, 79 freestanding surgery centers and provided extensive outpatient and ancillary services. Affiliates of HCA are also partners in joint ventures that own and operate seven hospitals and four freestanding surgery centers, which are accounted for using the equity method. The Company's facilities are located in 23 states, England and Switzerland. The terms "HCA" or the "Company", as used in this annual report, refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The majority of the Company's expenses are "cost of revenue" items. Costs that could be classified as general and administrative by HCA would include the HCA corporate office costs, which were $156 million, $143 million and $144 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. "Control" is generally defined by HCA as ownership of a majority of the voting interest of an entity. The consolidated financial statements include entities in which HCA absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Significant intercompany transactions have been eliminated. Investments in entities that HCA does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

HCA has completed various acquisitions and joint venture transactions. The accounts of these entities have been consolidated with those of HCA for periods subsequent to the acquisition of controlling interests.

Revenues

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payers, including Federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Managed care agreements' contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. The estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the "cost report" filing and settlement process). The adjustments to estimated reimbursement amounts resulted in increases to revenues of $96 million, $76 million and $105 million in 2003, 2002 and 2001, respectively.

HCA provides care to patients who are financially unable to pay for the health care services they receive, and because HCA does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. During 2003, the Company announced that patients treated at an HCA wholly-owned hospital for nonelective care who have income at or below 200% of the Federal poverty level are eligible for charity care, a standard HCA estimates that 70% of its hospitals were previously using. The Federal poverty level is established by the Federal government and is based on income and family size. On October 1, 2003, HCA began implementing a sliding scale of discounts for uninsured patients, treated at HCA wholly-owned hospitals for nonelective care, with income between 200% and 400% of the Federal poverty level.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Accounts Receivable

HCA receives payments for services rendered from Federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 2003, 2002 and 2001, approximately 28% of HCA's revenues related to patients participating in the Medicare program. HCA recognizes that revenues and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government agencies. HCA does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added.

The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental and private employer health care coverage and other collection indicators. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. Management relies on the results of detailed reviews of historical write-offs and recoveries at facilities that represent a majority of HCA's revenues and accounts receivable (the "hindsight analysis") as a primary source of information to utilize in estimating the collectability of HCA's accounts receivable. The Company had previously performed the hindsight analysis on an annual basis. The results of the hindsight analysis that was completed during the second quarter of 2003 indicated an increasing proportion of accounts receivable being comprised of uninsured accounts and the collectability of this category of accounts had deteriorated. During the third quarter of 2003, the Company began performing a quarterly, rolling twelve-month hindsight analysis to enable it to react more quickly to trends affecting the collectability of the accounts receivable. At December 31, 2003, HCA's allowance for doubtful accounts, represented approximately 88% of the $3.000 billion total patient due accounts receivable balance. Adverse changes in general economic conditions, business office operations, payer mix, or trends in Federal or state governmental health care coverage could affect HCA's collection of accounts receivable, cash flows and results of operations.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Amortizable Intangibles

Depreciation expense, computed using the straight-line method, was $1.108 billion in 2003, $1.007 billion in 2002, and $961 million in 2001. Buildings and improvements are depreciated over estimated useful lives ranging generally from ten to 40 years. Estimated useful lives of equipment vary generally from four to ten years.

Debt issuance costs are amortized based upon the lives of the respective debt obligations. The gross carrying amount of deferred loan costs at December 31, 2003 and 2002 was $107 million and $91 million, respectively, and accumulated amortization was $32 million and $24 million at December 31, 2003 and 2002, respectively. Amortization of deferred loan costs is included in interest expense and was $10 million, $11 million and $12 million for 2003, 2002 and 2001, respectively.

On January 1, 2002, HCA adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Prior to January 1, 2002, HCA recognized impairments of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS 144, when events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used, might be impaired, HCA prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations of each market that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and independent appraisals.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less costs to sell or close. The estimates of fair value are usually based upon recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Goodwill

HCA adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. Under SFAS 142, beginning in 2002, goodwill is no longer amortized, but is subject to annual impairment tests. The Company compares the fair value of the reporting unit assets to the carrying amount on at least an annual basis to determine if there is potential impairment. If the fair value of the reporting unit assets is less than its carrying value, the Company compares the fair value of the goodwill to its carrying value. If the fair value of the goodwill is less than its carrying value, an impairment loss is recognized. Fair value of goodwill is estimated based upon internal evaluations of the related long-lived assets in each market that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and market responses based upon discussions with and offers received from potential buyers. The market responses are usually considered to provide the most reliable estimates of fair value. During 2003, goodwill increased by $491 million related to acquisitions, decreased by $13 million related to facilities that were sold and increased by $9 million related to foreign currency translation adjustments. During 2002, goodwill increased by $32 million related to acquisitions, decreased by $30 million related to facilities that were sold and increased by $8 million due to foreign currency translation adjustments. No goodwill impairment losses were recognized during 2003 or 2002.

Prior to January 1, 2002, goodwill was amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from five to 20 years for physician practice, clinic and other acquisitions.

Professional Liability Insurance Claims

A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary of HCA, which is funded annually. Reserves for professional liability risks were $1.624 billion and $1.551 billion at December 31, 2003 and 2002, respectively. The current portion of this reserve, $310 million and $358 million at December 31, 2003 and 2002, respectively, is included in "Other accrued expenses" in the consolidated balance sheet. Provisions for losses related to professional liability risks were $380 million, $315 million and $252 million for the years ended December 31, 2003, 2002 and 2001, respectively, is classified in "Other operating expenses" in the Company's consolidated income statement. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated reserve amounts are included in current operating results. The reserves for professional liability risks cover approximately 3,900 and 4,000 individual claims at December 31, 2003 and 2002, respectively, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2003 and 2002, $264 million and $258 million, respectively, of payments (net of reinsurance recoveries of $32 million and $68 million, respectively) were made for professional and general liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in professional liability reserve estimates, management believes that the reserves for losses and loss expenses are adequate; however, there can be no assurance that the ultimate liability will not exceed management's estimates.

HCA's facilities are insured by the wholly-owned insurance subsidiary for losses up to $25 million per occurrence. Professional liability risks above a $10 million retention per occurrence for 2002 were reinsured with unrelated commercial carriers. The insurance subsidiary obtained no reinsurance for 2003 and 2004. HCA also maintains professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by its insurance subsidiary.

The obligations covered by reinsurance contracts remain on the balance sheet, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable under the reinsurance contracts of $147 million and $265 million at December 31, 2003, and 2002, respectively, are included in other assets. In addition, deferred gains from retroactive reinsurance of $11 million were included in other liabilities at December 31, 2002.

Investments of Insurance Subsidiary

At December 31, 2003 and 2002, the investments of HCA's wholly-owned insurance subsidiary were classified as "available-for-sale" as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are recorded in HCA's consolidated balance sheet at fair value. The investment securities are held for the purpose of providing the funding source to pay professional and general liability claims covered by the insurance subsidiary. Management's assessment of individual investment securities each quarter, as to whether declines in market value are temporary or other-than-temporary, involves multiple judgment calls, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether factors exist that indicate an impairment has occurred. HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if and when a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment, to allow for any anticipated recovery of the investment's fair value, are important components of management's investment securities evaluation process.

Minority Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that are controlled by HCA. Accordingly, management has recorded minority interests in the earnings and equity of such entities.

Related Party Transactions

MedCap Properties, LLC, ("MedCap")

In December 2000, HCA transferred 116 medical office buildings ("MOBs") to MedCap. HCA received approximately $250 million and a minority interest (approximately 48%) in MedCap in the transaction. MedCap is a private company that was formed by HCA and other investors to acquire the buildings. HCA did not recognize a gain or loss on the transaction. A relative of a Director and former executive officer of the Company served as the Chief Manager of MedCap.

In October 2003, MedCap sold its 113 MOB's to Health Care Property Investors, Inc. ("HCP"). The sale of MedCap to HCP included HCA's ownership interest in MedCap, and HCA has no ownership interest in HCP. The distribution of the MedCap sale proceeds resulted in HCA recording a deferred gain of $80 million. The transaction is being accounted for as a financing transaction and the potential gain amount is being deferred due to HCA's continuing involvement with the MOBs related to certain contingent, protective put and call rights. If the prohibited continuing involvement provisions were remedied, the deferred gain amount would not be recognized currently, but would be amortized over the applicable lease terms for the MOBs in which HCA leases space from HCP. The former Chief Manager of MedCap, continues to manage the MOB's as an employee of HCP.

HCA leased certain office space from MedCap and, during the years ended December 31, 2003 (through September 2003), 2002 and 2001, paid MedCap $16.1 million, $19.4 million and $17.1 million, respectively, in rents for such leased office space. HCA continues to lease certain office space from HCP. HCA believes its transactions with MedCap were on terms no less favorable to HCA than those which would have been obtained from an unaffiliated party.

LifePoint Hospitals, Inc. ("LifePoint") and Triad Hospitals, Inc. ("Triad")

In May 1999, HCA completed the spin-offs of LifePoint and Triad (the "Spin-offs") through the distribution of shares of LifePoint common stock and Triad common stock to HCA stockholders. In connection with the Spin-offs, HCA entered into agreements to provide financial, clinical, patient accounting and network information services to LifePoint and Triad. The agreements have terms expiring in May 2006. In addition, HCA's wholly-owned insurance subsidiary provides insurance and risk management services, negotiated on a year-to-year basis, to LifePoint and Triad. For the years ended December 31, 2003, 2002 and 2001, HCA received $11.9 million, $11.8 million and $11.6 million, respectively, from LifePoint and $43.8 million, $46.5 million and $35.6 million, respectively, from Triad pursuant to these agreements. The fees provided for in the agreements are intended to be market competitive and are based on HCA's costs incurred in providing the services. During 2001, HCA sold a hospital facility to LifePoint for a sales price of $19 million and realized a pretax gain of $3 million. HCA believes the sale of the hospital facility to LifePoint was on terms no less favorable to HCA than those which would have been obtained from an unaffiliated party.

Global Health Exchange, LLC ("GHX")

In 1999, HCA formed empactHealth.com, with the intent of improving its hospitals' efficiencies in the procurement of goods and supplies by utilizing the Internet. In January 2001, empactHealth.com merged with Medibuy, an unrelated competitor of empactHealth.com. As a result of the merger, HCA owned approximately 17% of Medibuy and HCA's directors and certain members of its management owned approximately 2%. During 2001, HCA reduced the carrying value for its investment in Medibuy to fair value, based upon estimates of sales values, resulting in a pretax charge of $17 million ($10 million after-tax). During 2002, HCA paid $2.4 million to Medibuy for annual software license fees, transaction fees and related services and paid and expensed $3 million of additional investment payments to Medibuy. During 2002, HCA's management and directors relinquished their ownership in Medibuy for no consideration. In December 2002, Medibuy merged with GHX. As a result of the merger, HCA owns approximately 7% of GHX and an officer of HCA serves on GHX's board of directors. HCA and GHX entered into a three-year, master user agreement, which commenced on January 1, 2003, pursuant to which GHX provides access to its e-commerce system, a license to certain requisitioning software and other services. During 2003, HCA paid GHX $3 million for software and other related services. The user agreement with GHX provides for annual payments of $2.5 million for 2004 and 2005. Healthtrust Purchasing Group ("HPG"), an affiliate of HCA, also entered into an e-commerce agreement with GHX, which commenced on January 1, 2003, pursuant to which HPG will be able to offer the GHX e-commerce system to HPG members. HCA believes its transactions with Medibuy and GHX are on terms no less favorable to HCA than those which would be obtained from unaffiliated parties.

HealthStream, Inc. ("HealthStream")

In October 2001, HCA entered into an amended agreement with HealthStream to purchase internet-based education and training services. The agreement has a four-year term and provides for minimum fees of $2.5 million per year, with total minimum fees of $12 million over the four-year term. During 2003, 2002 and 2001, the Company paid HealthStream $2.6 million, $2.9 million, and $1.5 million which represented approximately 15%, 18% and 11%, respectively, of HealthStream's net revenues. The Chief Executive Officer, President and Chairman of the Board of Directors of HealthStream is a relative of a Director and former executive officer of HCA. HCA believes its transactions with HealthStream are on terms no less favorable to HCA than those which would be obtained from an unaffiliated party.

Stock-Based Compensation

HCA applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock benefit plans. Accordingly, no compensation cost has been recognized for HCA's stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors.

As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"

("SFAS 123"), HCA has determined pro forma net income and earnings per share, as if compensation cost for HCA's employee stock option and stock purchase plans had been determined based upon fair values at the grant dates. These pro forma amounts are as follows (dollars in millions, except per share amounts):

	2003	2002	2001
Adjusted net income:			
As reported	$ 1,332	$ 833	$ 955
Stock-based employee compensation expense determined under a fair value method, net of income taxes	89	151 (a)	49
Pro forma	$ 1,243	$ 682	$ 906
Basic earnings per share:			
As reported	$ 2.66	$ 1.63	$ 1.82
Pro forma	$ 2.48	$ 1.33	$ 1.73
Diluted earnings per share:			
As reported	$ 2.61	$ 1.59	$ 1.78
Pro forma	$ 2.43	$ 1.30	$ 1.69

(a) HCA determines pro forma stock-based employee compensation expense using an estimated forfeiture assumption. A forfeiture assumption of 50% had been used for periods through December 31, 2001. This 50% forfeiture assumption was reasonable for stock option grants made during the 1995 through 1998 period, but subsequent to the Company completing a major restructuring process that involved significant executive management turnover, the Spin-offs, and the sales of numerous facilities, HCA determined during 2002 that the forfeiture assumption for 1999 and subsequent grants should be lowered significantly. During 2002, HCA revised the expected forfeiture assumption for the 1999 and 2000 stock option grants to 15%, and a 10% forfeiture assumption is being used for 2001 and subsequent stock option grants. The effect of the changes in the estimated forfeiture assumptions for stock option grants made prior to 2002, was an increase to the pro forma stock-based employee compensation expense for the year ended December 31, 2002 of $64 million after-tax ($0.13 per basic share and $0.12 diluted share).

For SFAS 123 purposes, the weighted average fair values of HCA's stock options granted in 2003, 2002 and 2001 were $13.49, $13.30 and $15.93 per share, respectively. The fair values were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.62%	2.17%	4.62%
Expected volatility	37%	37%	38%
Expected life, in years	4	4	6
Expected dividend yield	.19%	.18%	.20%

The expected volatility is derived using weekly, historical market price data for periods preceding the date of grant. The risk-free interest rate is the approximate yield on four-year United States Treasury Strips on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The valuation model was not adjusted for nontransferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

The pro forma compensation cost related to the shares of common stock issued under HCA's amended and restated Employee Stock Purchase Plan was $16 million, $13 million and $6 million for the years 2003, 2002 and 2001, respectively. These pro forma costs were determined based on the estimated fair values at the beginning of each subscription period.

Derivatives

Effective January 1, 2001, HCA adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recognized on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. In accordance with the provisions of SFAS 133, HCA has designated its outstanding interest rate swap agreements as fair value hedges. HCA has determined that the current agreements are highly effective in offsetting the fair value changes in a portion of HCA's debt portfolio. These derivatives and the related hedged debt amounts have been recognized in the consolidated financial statements at their respective fair values.

Recent Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. HCA adopted SFAS 143 effective January 1, 2003, and the provisions of SFAS 143 have not had a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). For most companies, under the provisions of SFAS 145 gains and losses on extinguishments of debt will generally be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under FASB Statement No. 4. Extraordinary item treatment will be required for certain extinguishments that comply with the provisions of Accounting Principles Board ("APB") Opinion No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods, that did not meet the criteria of APB Opinion No. 30 for such classification, must be reclassified to conform to the provisions of SFAS 145. HCA elected to adopt SFAS 145 effective January 1, 2002. During 2001, HCA recognized an extraordinary charge on extinguishment of debt of $28 million ($17 million, after-tax) that has been reclassified in the consolidated income statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under previous accounting standards, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. This statement has not had a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. This statement has not had a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In the case of derivatives that contain a financing element, SFAS 149 requires the derivative counterparty who is considered the "borrower" in the derivative to report all of the derivative's cash inflows and outflows as "financing activities" in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. This statement has not had a material impact on the Company's results of operation or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement generally requires liability classification for two broad classes of financial instruments. Under SFAS 150, instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, regardless whether the instrument is settled on a net-cash or gross physical basis are required to be classified as liabilities. Obligations that can be settled in shares, but either derive their value predominately from some other underlying, have a fixed value, or have a value to the counterparty that moves in the opposite direction as the issuer's shares, are also required to be classified as liabilities under this statement. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. In October 2003, the FASB voted to defer for an indefinite period, the application of the SFAS 150 guidance to noncontrolling interests in limited-life subsidiaries. The FASB decided to defer this application of SFAS 150 to allow them the opportunity to consider possible implementation issues that would result from the proposed SFAS 150 guidance regarding measurement and recognition of noncontrolling interests. HCA will assess the impact of the FASB's reconsiderations, if any, on the Company's consolidated financial statements when they are finalized.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

NOTE 2 — INVESTIGATIONS AND SETTLEMENT OF CERTAIN GOVERNMENT CLAIMS

Commencing in 1997, HCA became aware it was the subject of governmental investigations and litigation relating to its business practices. The governmental investigations included activities for certain entities for periods prior to their acquisition by the Company and activities for certain entities that have been divested. As part of the investigations, the United States intervened in a number of *qui tam* actions brought by private parties.

The investigations were concluded through a series of agreements executed in 2000 and 2003. In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice (the "DOJ") and various U.S. Attorneys' offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the DOJ (the "Civil Agreement"). The agreements resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by, or on behalf of, the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that were not covered by the Civil Agreement included claims related to physician relations, cost reports and wound care issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $900 million (including accrued interest of $60 million), as provided by the Civil Agreement and Plea Agreement, during 2001. In January 2001, HCA entered into an eight-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

The remaining aspects of the investigations were resolved during 2003. In June 2003, HCA announced that the Company and the Civil Division of the DOJ had signed agreements, documenting the understanding announced in December 2002, whereby the United States would dismiss the various claims it had brought related to physician relations, cost reports and wound care issues (the "DOJ Agreement"). The DOJ Agreement received court approval in July 2003, and HCA paid the DOJ $641 million (including accrued interest of $10 million) during July 2003. The DOJ Agreement does not affect *qui tam* cases in which the government has not intervened. HCA also finalized an agreement with a negotiating team representing states that may have claims against the Company. Under this agreement, HCA paid $17.7 million in July 2003 to state Medicaid agencies to resolve these claims. HCA also paid $33 million for legal fees of the private parties. In connection with the DOJ Agreement, HCA recorded a pretax charge of $603 million ($418 million after-tax) in the fourth quarter of 2002. The consolidated income statement for the year ended December 31, 2003 includes a pretax favorable change in estimate of $41 million ($25 million after-tax) related to Medicaid cost report balances for cost report years ended December 31, 1997 and prior.

During June 2003, HCA announced that the Company and the Centers for Medicare and Medicaid Services ("CMS") had signed an agreement, documenting the understanding announced in March 2002, to resolve all Medicare cost report, home office cost statement and appeal issues between HCA and CMS (the "CMS Agreement") for cost report periods ended before August 1, 2001. As a result of the CMS Agreement, HCA paid CMS $250 million in June 2003. HCA recorded a pretax charge of $260 million ($165 million after-tax) consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. This charge was recorded in the consolidated income statement for the year ended December 31, 2001.

During September 2003, HCA reached an understanding with attorneys representing shareholder groups to settle class action securities lawsuits originally filed in 1997. Under the understanding, HCA will establish a $49.5 million settlement fund to pay class members based on their individual claims. This settlement is subject to execution of a definitive settlement agreement and approval by the United States District Court for the Middle District of Tennessee. HCA has also reached an understanding with its insurance carriers under which the insurers will pay the majority of the settlement amount.

HCA remains the subject of a December 1997 formal order of investigation by the Securities and Exchange Commission (the "SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

If HCA was found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operations and liquidity.

During 2003, 2002 and 2001, HCA recorded the following pretax charges in connection with the governmental investigations (dollars in millions):

	2003	2002	2001
Professional fees related to investigations	$ 8	$ 56	$ 54
Other	–	2	11
	$ 8	$ 58	$ 65

The professional fees related to investigations represent incremental legal and accounting expenses that are recognized on the basis of when the costs are incurred.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS

During 2003 and 2002, HCA acquired various hospitals and health care entities (or controlling interests in such entities). The purchase price for each of these transactions was allocated to the related assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of acquired entities for periods subsequent to the respective acquisition dates.

The following is a summary of hospitals and other health care entities acquired during 2003 and 2002 (dollars in millions):

	2003	2002
Number of hospitals	11	1
Number of licensed beds	2,292	164
Purchase price information:		
Hospitals:		
Fair value of assets acquired	$ 1,183	$ 28
Liabilities assumed	(315)	–
Net assets acquired	868	28
Other health care entities acquired	40	96
Net cash paid	$ 908	$ 124

The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $491 million in 2003 and $32 million in 2002. During April 2003, HCA completed the acquisition of the Health Midwest hospital system in Kansas City, and the results of operations of the Health Midwest facilities were consolidated with those of HCA beginning April 1, 2003. Pursuant to the transaction, HCA will spend or commit to spend $450 million in capital expenditures over the next five years. The pro forma effect of HCA's acquisitions on its results of operations for the periods prior to the respective acquisition dates was not significant.

During 2003, HCA recognized a pretax gain of $85 million ($49 million after-tax) on the sales of two leased hospitals and two consolidating hospitals. During 2002, HCA recognized a net pretax gain of $6 million ($4 million after-tax) on the sales of two consolidating hospitals. During 2001, HCA recognized a net pretax gain of $131 million ($76 million after-tax) on the sales of three consolidating hospitals, HCA's interests in two non-consolidating hospitals and a provider of specialty managed care benefit programs. Proceeds from the sales were used to repay bank borrowings.

NOTE 4 — IMPAIRMENTS OF LONG-LIVED ASSETS

During 2003, HCA announced plans to discontinue activities associated with the internal development of a patient accounts receivable management system, resulting in a pretax charge of $130 million ($79 million after-tax). HCA reduced the carrying value for capitalized costs associated with the patient accounts receivable management system components that were discontinued. The impact of the discontinued activities on HCA's operations was not significant.

During 2002, management decided to delay the development and implementation of certain financial and procurement information system components of its enterprise resource planning program to concentrate and direct efforts to the patient accounting and human resources information system components. HCA reduced the carrying value for certain capitalized costs associated with the information system components that were delayed, resulting in a pretax charge of $19 million. The impact of the delayed development activities on HCA's operations was not significant.

During 2001, HCA reduced the carrying value for its investment in a nonhospital, equity method joint venture to fair value, based upon estimates of sales value, resulting in a pretax charge of $17 million ($10 million after-tax). This joint venture's impact on HCA's operations was not significant.

The asset impairment charges did not have a significant impact on the Company's cash flows and are not expected to significantly impact cash flows for future periods. The impairment charges affected HCA's "corporate and other" operating segment and affected HCA's asset and liability categories, as follows (dollars in millions):

	2003	2002	2001
Property and equipment	$ 105	$ 19	$ —
Investments in and advances to affiliates	—	—	17
Other accrued expenses	25	—	—
	$ 130	$ 19	$ 17

NOTE 5 — IMPAIRMENT OF INVESTMENT SECURITIES

During 2002, HCA recorded an other-than-temporary impairment charge on investment securities of $168 million. The investment securities on which the impairment charge was recorded were primarily equity securities held by HCA's insurance subsidiary. These investments are classified as "available-for-sale," and are carried at fair value, with changes in temporary unrealized gains and losses recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices.

During the third quarter of 2002, HCA's equity investment portfolio experienced an increase in unrealized losses from $135 million at June 30, 2002 to $214 million at September 30, 2002. The portfolio decline during the third quarter of 2002, combined with a perception of the trends developing in the emphasis of amount of decline and time period in the other-than-temporary impairment review process and the consideration of possible alternatives regarding the Company's equity investment strategy, caused management to determine that it had become difficult to overcome the presumption that the identified investment securities would not recover fair value equal to cost prior to implementing any of the investment alternatives being considered and that a $168 million other-than-temporary impairment charge should be recognized in the third quarter of 2002. The investment securities on which the impairment charge was recognized were primarily concentrated in the communications and technology industries. Management's review of the individual investment securities included considerations of the amount of market decline, the length of time the securities had been in a decline position and issuer-specific financial attributes. See Note 8 — Investments of Insurance Subsidiary, for a summary of HCA's insurance subsidiary investment securities. The impairment charge affected the "Investments of insurance subsidiary" asset category and the "corporate and other" operating segment.

NOTE 6 — INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2003	2002	2001
Current:			
Federal	$ 193	$ 462	$ 290
State	77	92	49
Foreign	18	17	7
Deferred:			
Federal	513	(24)	221
State	50	30	54
Foreign	12	6	13
Change in valuation allowance	(39)	39	(43)
	$ 824	$ 622	$ 591

A reconciliation of the Federal statutory rate to the effective income tax rate follows:

	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	3.8	5.1	4.2
Nondeductible intangible assets	0.2	0.4	1.6
Valuation allowance	(1.7)	2.5	(2.6)
Other items, net	0.9	(0.3)	1.8
Effective income tax rate	38.2%	42.7%	40.0%

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$ –	$ 658	$ –	$ 549
Allowances for professional and general liability and other risks	143	–	164	–
Doubtful accounts	287	–	374	–
Compensation	156	–	134	–
Settlement with government agencies	–	–	318	–
Other	198	420	198	324
	784	1,078	1,188	873
Valuation allowance	–	–	(39)	–
	$ 784	$ 1,078	$ 1,149	$ 873

Deferred income taxes of $534 million and $568 million at December 31, 2003 and 2002, respectively, are included in other current assets. Noncurrent deferred income tax liabilities totaled $828 million and $292 million at December 31, 2003 and 2002, respectively.

The tax benefits associated with nonqualified stock options increased the current tax receivable by $31 million, $82 million, and $60 million in 2003, 2002, and 2001, respectively. Such benefits were recorded as increases to stockholders' equity.

At December 31, 2003, state net operating loss carryforwards (expiring in years 2004 through 2022) available to offset future taxable income approximated $181 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

IRS Disputes

HCA is currently contesting before the Appeals Division of the IRS, the United States Tax Court (the "Tax Court"), the United States Court of Federal Claims, and the United States Court of Appeals for the Sixth Circuit (the "Sixth

Circuit") certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examinations of HCA's 1994-2000 Federal income tax returns, Columbia Healthcare Corporation's ("CHC") 1993 and 1994 Federal income tax returns, HCA-Hospital Corporation of America's ("Hospital Corporation of America") 1987 through 1988 and 1991 through 1993 Federal income tax returns and Healthtrust, Inc. – The Hospital Company's ("Healthtrust") 1990 through 1994 Federal income tax returns.

During 2001, HCA filed an appeal with the Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of Hospital Corporation of America's 1987 through 1988 Federal income tax returns, contesting Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust. During 2003, a three-judge panel of the Sixth Circuit affirmed these Tax Court decisions. HCA is reviewing the Sixth Circuit's decision and considering whether to undertake further appeals. Because of the volume and complexity of calculating the tax allowance for doubtful accounts, the IRS has not determined the amount of additional tax and interest that it may claim for subsequent taxable periods.

Other disputed items include the timing of recognition of certain patient service revenues in 2000, the amount of insurance expense deducted in 1999 and 2000, and the amount of gain or loss recognized on the divestiture of certain noncore business units in 1998. The IRS is claiming an additional $381 million in income taxes and interest with respect to these issues through December 31, 2003.

During 2001, HCA and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums, which were deducted in calculating taxable income, and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by HCA in 1995 and 1996. The settlement resulted in HCA's payment of additional tax and interest of $16 million and had no impact on results of operations.

The IRS has begun an examination of HCA's 2001 through 2002 Federal income tax returns. HCA is presently unable to estimate the amount of any additional income tax and interest that the IRS may claim upon completion of this examination.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, CHC, Hospital Corporation of America and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position.

NOTE 7 — EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding, plus the dilutive effect of outstanding stock options and other stock awards, computed using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share (dollars in millions, except per share amounts, and shares in thousands):

	2003	2002	2001
Reported net income	$ 1,332	$ 833	$ 886
Goodwill amortization, net of income taxes	–	–	69
Adjusted net income	$ 1,332	$ 833	$ 955
Weighted average common shares outstanding	501,799	511,824	524,112
Effect of dilutive securities:			
Stock options	7,231	11,850	12,446
Other	1,844	1,545	1,619
Shares used for diluted earnings per share	510,874	525,219	538,177
Reported earnings per share:			
Basic earnings per share	$ 2.66	$ 1.63	$ 1.69
Diluted earnings per share	$ 2.61	$ 1.59	$ 1.65
Adjusted earnings per share:			
Basic earnings per share	$ 2.66	$ 1.63	$ 1.82
Diluted earnings per share	$ 2.61	$ 1.59	$ 1.78

NOTE 8 — INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary's investments at December 31 follows (dollars in millions):

2003	Amortized Cost	Unrealized Amounts Gains	Unrealized Amounts Losses	Fair Value
Debt securities:				
United States Government	$ 20	$ –	$ –	$ 20
States and municipalities	982	64	–	1,046
Mortgage-backed securities	64	2	–	66
Corporate and other	61	4	–	65
Money market funds	166	–	–	166
Redeemable preferred stocks	4	–	–	4
	1,297	70	–	1,367
Equity securities:				
Perpetual preferred stocks	6	–	–	6
Common stocks	554	142	(4)	692
	560	142	(4)	698
	$ 1,857	$ 212	$ (4)	2,065
Amounts classified as current assets				(275)
Investment carrying value				$ 1,790

2002	Amortized Cost	Unrealized Amounts Gains	Unrealized Amounts Losses	Fair Value
Debt securities:				
United States Government	$ 4	$ 1	$ –	$ 5
States and municipalities	869	65	–	934
Mortgage-backed securities	65	3	(1)	67
Corporate and other	72	4	(1)	75
Money market funds	85	–	–	85
Redeemable preferred stocks	4	–	–	4
	1,099	73	(2)	1,170
Equity securities:				
Perpetual preferred stocks	7	–	–	7
Common stocks	482	10	(14)	478
	489	10	(14)	485
	$ 1,588	$ 83	$ (16)	1,655
Amounts classified as current assets				(300)
Investment carrying value				$ 1,355

The fair value of investment securities is generally based on quoted market prices. At December 31, 2003 and 2002, the investments of HCA's insurance subsidiary were classified as "available for sale." The aggregate common stock investment is comprised of 370 equity positions at December 31, 2003, with 348 positions reflecting unrealized gains and 22 positions reflecting unrealized losses (none of the individual unrealized loss positions exceed $2 million). None of the equity positions with unrealized losses at December 31, 2003 represent situations where there is a continuous decline of more than 20% from cost for more than one year. The equity positions (including those with unrealized losses) at December 31, 2003, are not concentrated in a particular industry.

Scheduled maturities of investments in debt securities at December 31, 2003 were as follows (dollars in millions):

	Amortized Cost	Fair Value
Due in one year or less	$ 186	$ 187
Due after one year through five years	361	384
Due after five years through ten years	371	398
Due after ten years	315	332
	1,233	1,301
Mortgage-backed securities	64	66
	$ 1,297	$ 1,367

The average expected maturity of the investments in debt securities approximated 4.2 years at December 31, 2003. Expected and scheduled maturities may differ because the issuers of certain securities may have the right to call, prepay or otherwise redeem such obligations.

The cost of securities sold is based on the specific identification method. Sales of securities (including the securities on which the 2002 impairment charge was recorded, see Note 5 – Impairment of Investment Securities) for the years ended December 31 are summarized below (dollars in millions):

	2003	2002	2001
Debt securities:			
Cash proceeds	$ 109	$ 128	$ 155
Gross realized gains	3	4	5
Gross realized losses	6	28	2
Equity securities:			
Cash proceeds	$ 36	$ 609	$ 412
Gross realized gains	9	95	95
Gross realized losses	7	232	35

NOTE 9 — FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

HCA has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-floating swaps effectively convert fixed rate obligations to LIBOR indexed variable rate instruments. The notional amounts and timing of interest payments in these agreements match the related liabilities. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis.

The following table sets forth HCA's interest rate swap agreements at December 31, 2003 (dollars in millions):

	Notional Amount	Termination Date	Fair Value
Pay-floating interest rate swap	$ 350	November 2008	$ 1
Pay-floating interest rate swap	500	June 2006	27
Pay-floating interest rate swap	150	March 2004	1

The fair value of the interest rate swaps at December 31, 2003 represents the estimated amounts HCA would have received upon termination of these agreements.

Fair Value Information

At December 31, 2003 and 2002, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quoted market prices, and the related carrying amounts are as follows (dollars in millions):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Investments	$ 1,790	$ 1,790	$ 1,355	$ 1,355
Interest rate swaps	29	29	43	43
Liabilities:				
Long-term debt	8,707	9,253	6,943	7,366

NOTE 10 — LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2003, follows (dollars in millions):

	2003	2002
Senior collateralized debt (rates generally fixed, averaging 7.7%) payable in periodic installments through 2034	$ 329	$ 167
Senior debt (rates fixed, averaging 7.6%) payable in periodic installments through 2095	6,268	5,188
Senior debt (floating rates, averaging 3.2%) due through 2008	1,000	775
Bank term loan (floating rates, averaging 2.1%)	600	713
Bank revolving credit facility (floating rates, averaging 1.9%)	510	100
Total debt, average life of ten years (rates averaging 6.4%)	8,707	6,943
Less amounts due within one year	665	446
	$ 8,042	$ 6,497

Bank Revolving Credit Facility

HCA's revolving credit facility (the "Credit Facility") is a $1.75 billion agreement expiring April 2006. As of December 31, 2003, HCA had $510 million outstanding under the Credit Facility.

As of December 2003, interest is payable generally at either LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings), the prime lending rate or a competitive bid rate. The Credit Facility contains customary covenants which include (i) limitations on debt levels, (ii) limitations on sales of assets, mergers and changes of ownership and (iii) maintenance of minimum interest coverage ratios. As of December 31, 2003, HCA was in compliance with all such covenants.

Significant Financing Activities

2003

In February 2003, HCA issued $500 million of 6.25% notes due February 15, 2013. In July 2003, HCA issued $500 million of 6.75% notes due July 15, 2013. Proceeds from both issuances were used to repay a portion of the amounts outstanding under the Credit Facility and for general corporate purposes.

During July 2003, HCA filed a shelf registration statement and prospectus with the SEC, which allows the Company to issue up to $2.5 billion in debt securities. Of the $2.5 billion available under the registration statement, $600 million has been issued at December 31, 2003.

During November 2003, HCA issued $350 million of 5.25% notes due November 6, 2008 and issued $250 million of 7.5% notes due November 6, 2033. Proceeds from the notes were used to repay a portion of the amounts outstanding under the Credit Facility.

2002

In April 2002, HCA issued $500 million of 6.95% notes due May 1, 2012. Proceeds from the notes were used to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In September 2002, HCA issued $500 million of 6.3% notes due 2012. Proceeds from the notes were used to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In February 2002, Standard & Poor's upgraded HCA's senior debt rating from BB+ to BBB-.

General Information

Maturities of long-term debt in years 2005 through 2008 (excluding borrowings under the Credit Facility) are $745 million, $714 million, $325 million and $560 million, respectively.

The estimated fair value of the Company's long-term debt was $9.253 billion and $7.366 billion at December 31, 2003 and 2002, respectively, compared to carrying amounts aggregating $8.707 billion and $6.943 billion, respectively. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities.

NOTE 11 — CONTINGENCIES

Significant Legal Proceedings

HCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against the Company (see Note 2 – Investigations and Settlement of Certain Government Claims). The resolution of any such lawsuits, claims or legal and regulatory proceedings could materially, adversely affect HCA's results of operations and financial position in a given period.

General Liability Claims

HCA is subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions the claimants may seek punitive damages against HCA, which may not be covered by insurance. It is management's opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material adverse effect on HCA's results of operations or financial position.

NOTE 12 — CAPITAL STOCK AND STOCK REPURCHASES

Capital Stock

The terms and conditions associated with each class of HCA's common stock are substantially identical, except for voting rights. All nonvoting common stockholders may convert their shares on a one-for-one basis into voting common stock, subject to certain limitations.

Stock Repurchase Programs

In April 2003, HCA announced an authorization to repurchase $1.5 billion of its common stock. HCA expects to repurchase its shares through open market purchases or privately negotiated transactions. During 2003, HCA, through open market purchases, repurchased under this authorization 25.3 million shares of its common stock for $900 million.

In July 2002, HCA announced an authorization to repurchase up to 12 million shares of its common stock. During 2002, HCA made open market purchases of 6.2 million shares for $282 million. During 2003, HCA purchased 5.8 million shares for $214 million, which completed the repurchases under this authorization. The repurchases were intended to offset the dilutive effect of employee stock benefit plans.

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During 2001, HCA made open market purchases of 6.4 million shares for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million shares of HCA common stock in connection with HCA's settlement of certain forward purchase contracts. In June 2002, HCA repaid the financial institution and received the 16.8 million shares of the Company's common stock. The financial institution's investment in the consolidated affiliate was reflected in HCA's balance sheet at December 31, 2001, as "Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities." The quarterly return on their investment, based upon a LIBOR plus 125 basis points return rate during 2001 and a LIBOR plus 87.5 basis points return rate during 2002, was recorded as minority interest expense.

In March 2000, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of its common stock. During 2001, HCA settled forward purchase contracts representing 19.6 million shares at a cost of $677 million, purchased 1.1 million shares through open market purchases at a cost of $40 million and received $17 million in premiums from the sale of put options, completing the repurchase authorization.

In November 1999, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of its common stock. During 2001, HCA settled the remaining forward purchase contracts associated with its November 1999 authorization, representing 15.7 million shares at a cost of $461 million.

During 2003, 2002 and 2001, the share repurchase transactions reduced stockholders' equity by $1.114 billion, $282 million and $738 million, respectively.

NOTE 13 — STOCK BENEFIT PLANS

In May 2000, the stockholders of HCA approved the HCA 2000 Equity Incentive Plan (the "2000 Plan"). The 2000 Plan is the primary plan under which options to purchase common stock and restricted stock may be granted to officers, employees and directors. The number of options or shares authorized under the 2000 Plan is 50,500,000 (which includes 500,000 shares authorized under a former plan). In addition, options granted under the former plan that are cancelled become available for subsequent grants. Exercise provisions vary, but options are generally exercisable, in whole or in part, beginning one to five years after the grant date and ending ten years after the grant date.

Options to purchase common stock have been granted to officers, employees and directors under various predecessor plans. Generally, options have been granted with exercise prices no less than the market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to five years after the grant date and ending four to fifteen years after the grant date.

Information regarding these option plans for 2003, 2002 and 2001 is summarized below (share amounts in thousands):

	Stock Options	Option Price Per Share			Weighted Average Exercise Price
Balances, December 31, 2000	51,233	$ 0.14	to	$ 41.13	$ 23.58
Granted	8,384	27.56	to	46.36	36.34
Exercised	(7,631)	0.14	to	37.92	23.29
Cancelled	(1,755)	17.12	to	40.23	25.18
Balances, December 31, 2001	50,231	0.14	to	46.36	25.70
Granted	9,054	40.50	to	49.00	41.88
Exercised	(9,170)	0.38	to	45.12	24.20
Cancelled	(1,144)	7.35	to	45.12	29.07
Balances, December 31, 2002	48,971	0.14	to	49.00	28.90
Granted	9,301	31.95	to	42.36	41.86
Exercised	(4,964)	0.14	to	41.84	22.50
Cancelled	(1,627)	17.11	to	45.12	35.26
Balances, December 31, 2003	51,681	0.14	to	49.00	31.64

	2003	2002	2001
Weighted average fair value per option for options granted during the year	$ 13.49	$ 13.30	$ 15.93
Options exercisable	31,564	26,710	24,757
Options available for grant	26,166	35,035	44,024

The following table summarizes information regarding the options outstanding at December 31, 2003 (share amounts in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 0.38	102	Less than 1 year	$ 0.38	102	$ 0.38
24.49 to 30.90	1,496	1 year	25.73	1,496	25.73
29.22 to 41.13	2,542	2 years	34.73	2,542	34.73
26.74 to 37.92	9,125	4 years	29.88	9,125	29.88
21.16 to 30.93	1,843	4 years	24.66	1,843	24.66
17.12 to 24.49	8,226	5 years	17.23	8,226	17.23
20.00 to 29.94	3,780	6 years	20.86	2,236	20.75
27.56 to 39.25	6,125	7 years	35.78	2,814	35.81
40.50 to 49.00	8,855	8 years	42.08	2,477	42.24
31.95 to 42.36	9,027	9 years	41.87	143	40.73
0.14 to 0.38	560	12 years	0.20	560	0.20
	51,681			31,564	

HCA's amended and restated Employee Stock Purchase Plan ("ESPP") provides an opportunity to purchase shares of its common stock at a discount (through payroll deductions over six-month periods) to substantially all employees. In May 2001, HCA stockholders approved an increase to the number of shares that may be issued pursuant to the ESPP by 10,000,000 shares. At December 31, 2003, 8,368,200 shares of common stock were reserved for HCA's employee stock purchase plan.

Under the 2000 Plan and the Management Stock Purchase Plan ("MSPP"), HCA has made grants of restricted shares or units of HCA's common stock to provide incentive compensation to employees. Performance equity plan grants are made annually, based on the achievement of specified performance goals. These shares have a two-year vesting period with half the shares vesting at the end of the first year and the remainder vesting at the end of the second year. The MSPP allows eligible employees to defer an elected percentage (not to exceed 25%) of their base salaries through the purchase of restricted stock at a 25% discount from the average market price. Purchases of restricted shares are made twice a year and the shares vest after three years.

At December 31, 2003, 1,739,400 shares were subject to restrictions, which lapse between 2004 and 2006. During 2003, 2002 and 2001, grants and purchases of 1,039,900, 870,900 and 857,500 shares, respectively, were made at weighted-average grant or purchase date fair values of $42.08, $42.72 and $35.78 per share, respectively, related to the performance equity plan. During 2003, 2002 and 2001, grants and purchases of 148,900, 113,300, 112,000 shares, respectively, were made at weighted-average grant or purchase date discounted (25% discount) fair values of $30.21, $32.77 and $28.62 per share, respectively, related to the MSPP.

NOTE 14 — EMPLOYEE BENEFIT PLANS

HCA maintains noncontributory, defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant's salary and vest over specified periods of employee service. Retirement plan expense was $166 million for 2003, $140 million for 2002 and $128 million for 2001. Amounts approximately equal to retirement plan expense are funded annually.

HCA maintains various contributory benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that HCA match certain percentages of participants' contributions up to certain maximum levels (generally 50% of the first 3% of compensation deferred by participants). The cost of these plans totaled $48 million for 2003, $47 million for 2002 and $41 million for 2001. HCA's contributions are funded periodically during each year.

During 2001 HCA adopted a Supplemental Executive Retirement Plan ("SERP") for certain executives. The plan is designed to ensure that upon retirement the participant receives a prescribed life annuity from a combination of the SERP and HCA's other benefit plans. Compensation expense under the plan was $7 million for 2003, $9 million for 2002 and $2 million for 2001. Accrued benefits liabilities under this plan totaled $44 million at December 31, 2003, and $30 million at December 31, 2002.

HCA maintains certain defined benefit pension plans that resulted from acquisitions of certain hospitals in prior years. Compensation expense under these plans was $17 million for 2003, $8 million for 2002, and $2 million for 2001. Accrued benefits liabilities under these plans totaled $19 million at December 31, 2003, and $22 million at December 31, 2002.

NOTE 15 — SEGMENT AND GEOGRAPHIC INFORMATION

HCA operates in one line of business, which is operating hospitals and related health care entities. During all three years ended December 31, 2003, 2002 and 2001, approximately 28% of HCA's revenues related to patients participating in the Medicare program.

HCA's operations are structured in two geographically organized groups: the Eastern Group includes 91 consolidating hospitals located in the Eastern United States and the Western Group includes 85 consolidating hospitals located in the Western United States. HCA also operates eight consolidating hospitals in England and Switzerland and these facilities are included in the Corporate and other group.

Adjusted segment EBITDA is defined as income before depreciation and amortization, interest expense, settlement with government agencies, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs, loss on retirement of debt, minority interests and income taxes. HCA uses adjusted segment EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. Adjusted segment EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. Adjusted segment EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from adjusted segment EBITDA are significant components in understanding and assessing financial performance. Because adjusted segment EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted segment EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. The geographic distributions, restated for the transfers of certain facilities to the Corporate and other group from the Eastern and Western Groups, of HCA's revenues, equity in earnings of affiliates, adjusted segment EBITDA, depreciation and amortization, assets and goodwill are summarized in the following table (dollars in millions):

	For the Years Ended December 31,		
	2003	2002	2001
Revenues:			
Eastern Group	$ 10,513	$ 9,896	$ 8,789
Western Group	10,734	9,303	8,380
Corporate and other	561	530	784
	$ 21,808	$ 19,729	$ 17,953
Equity in earnings of affiliates:			
Eastern Group	$ (9)	$ (9)	$ (16)
Western Group	(185)	(196)	(153)
Corporate and other	(5)	(1)	11
	$ (199)	$ (206)	$ (158)
Adjusted Segment EBITDA:			
Eastern Group	$ 2,053	$ 2,132	$ 1,907
Western Group	2,065	2,051	1,704
Corporate and other	(197)	(282)	(190)
	$ 3,921	$ 3,901	$ 3,421
Depreciation and amortization:			
Eastern Group	$ 485	$ 445	$ 450
Western Group	492	432	439
Corporate and other	135	133	159
	$ 1,112	$ 1,010	$ 1,048

	2003	2002	2001
Adjusted Segment EBITDA	$ 3,921	$ 3,901	$ 3,421
Depreciation and amortization	1,112	1,010	1,048
Interest expense	491	446	536
Settlement with government agencies	(41)	603	262
Gains on sales of facilities	(85)	(6)	(131)
Impairment of investment securities	—	168	—
Impairment of long-lived assets	130	19	17
Investigation related costs	8	58	65
Loss on retirement of debt	—	—	28
Income before minority interests and income taxes	$ 2,306	$ 1,603	$ 1,596

	As of December 31,	
	2003	2002
Assets:		
Eastern Group	$ 7,533	$ 7,046
Western Group	8,549	6,867
Corporate and other	4,981	4,828
	$ 21,063	$ 18,741

	Eastern Group	Western Group	Corporate and Other	Total
Goodwill:				
Balance at December 31, 2002	$ 918	$ 841	$ 235	$ 1,994
Acquisitions	5	486	–	491
Sales of facilities	(3)	–	(10)	(13)
Foreign currency translation	–	–	9	9
Balance at December 31, 2003	$ 920	$ 1,327	$ 234	$ 2,481

NOTE 16 — OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows (dollars in millions):

	Unrealized Gains on Available-for-Sale Securities	Currency Translation Adjustments	Defined Benefit Plans	Total
Balance at December 31, 2000	$ 53	$ (1)	$ –	$ 52
Unrealized gains on available-for-sale securities, net of $4 of income taxes	6	–	–	6
Gains reclassified into earnings from other comprehensive income, net of $23 of income taxes	(40)	–	–	(40)
Balance at December 31, 2001	19	(1)	–	18
Unrealized losses on available-for-sale securities, net of $47 income tax benefit	(81)	–	–	(81)
Losses reclassified into earnings from other comprehensive income, net of $62 income tax benefit	108	–	–	108
Currency translation adjustments, net of $8 of income taxes	–	36	–	36
Defined benefit plans, net of $5 income tax benefit	–	–	(8)	(8)
Balance at December 31, 2002	46	35	(8)	73
Unrealized gains on available-for-sale securities, net of $52 of income taxes	92	–	–	92
Currency translation adjustments, net of $20 of income taxes	–	11	–	11
Defined benefit plans, net of $5 income tax benefit	–	–	(8)	(8)
Balance at December 31, 2003	$ 138	$ 46	$ (16)	$ 168

NOTE 17 — ACCRUED EXPENSES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (dollars in millions):

	2003	2002
Employee benefit plans	$ 174	$ 165
Workers compensation	31	36
Taxes other than income	142	139
Professional liability risks	310	358
Interest	115	92
Other	344	323
	$1,116	$1,113

A summary of activity in HCA's allowance for doubtful accounts follows (dollars in millions):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Accounts Written off, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year-ended December 31, 2001	$ 1,583	$ 1,376	$(1,147)	$ 1,812
Year-ended December 31, 2002	1,812	1,581	(1,348)	2,045
Year-ended December 31, 2003	2,045	2,207	(1,603)	2,649

(Dollars in millions, except per share amounts)

	2003			
	First	Second	Third	Fourth
Revenues	$ 5,273	$ 5,467	$ 5,471	$ 5,597
Net income	$ 469 (a)	$ 240 (b)	$ 306 (c)	$ 317 (d)
Basic earnings per share	$ 0.92 (a)	$ 0.47 (b)	$ 0.62 (c)	$ 0.64 (d)
Diluted earnings per share	$ 0.90 (a)	$ 0.47 (b)	$ 0.61 (c)	$ 0.63 (d)
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(h):				
High	$ 44.45	$ 41.36	$ 40.05	$ 43.45
Low	37.00	27.30	31.60	35.11

	2002			
	First	Second	Third	Fourth
Revenues	$ 4,873	$ 4,903	$ 4,929	$ 5,024
Net income (loss)	$ 385	$ 350 (e)	$ 200 (f)	$ (102) (g)
Basic earnings (loss) per share	$ 0.76	$ 0.68 (e)	$ 0.39 (f)	$ (0.20) (g)
Diluted earnings (loss) per share	$ 0.74	$ 0.66 (e)	$ 0.38 (f)	$ (0.20) (g)
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(h):				
High	$ 44.45	$ 52.05	$ 48.61	$ 51.98
Low	37.35	43.30	39.62	36.21

(a) First quarter results include $42 million ($0.08 per basic and diluted share) of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements).
(b) Second quarter results include $79 million ($0.16 per basic and $0.15 per diluted share) of charges related to the impairment of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).
(c) Third quarter results include $7 million ($0.01 per basic and diluted share) of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements).
(d) Fourth quarter results include $25 million ($0.05 per basic and diluted share) of benefits related to the settlement with government agencies. (See NOTE 2 of the notes to consolidated financial statements).
(e) Second quarter results include $18 million ($0.03 per basic and diluted share) of charges related to the impairment of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).
(f) Third quarter results include $107 million ($0.21 per basic share and $0.20 per diluted share) of charges related to the impairment of investment securities (See NOTE 5 of the notes to consolidated financial statements).
(g) Fourth quarter results include $418 million ($0.82 per basic and diluted share) of charges related to the settlement with government agencies and $4 million ($0.01 per basic and diluted share) of gains on sales of facilities. (See NOTES 2 and 3 of the notes to consolidated financial statements).
(h) Represents high and low sales prices of the Company's common stock which is traded on the New York Stock Exchange (ticker symbol HCA).

HCA Inc. Senior Officers

Jack O. Bovender, Jr.
Chairman and Chief Executive Officer

Richard M. Bracken
President and Chief Operating Officer

David G. Anderson
Senior Vice President - Finance and Treasurer

Victor L. Campbell
Senior Vice President

Rosalyn S. Elton
Senior Vice President - Operations Finance

James A. Fitzgerald, Jr.
Senior Vice President - Supply Chain Operations

V. Carl George
Senior Vice President - Development

Jay Grinney
President - Eastern Group

Samuel N. Hazen
President - Western Group

Frank M. Houser, M.D.
Senior Vice President - Quality and Medical Director

R. Milton Johnson
Senior Vice President and Controller

Patricia T. Lindler
Senior Vice President - Government Programs

A. Bruce Moore, Jr.
Senior Vice President - Operations Administration

Gregory S. Roth
President - Ambulatory Surgery Group

William B. Rutherford
Chief Financial Officer - Eastern Group

Richard J. Shallcross
Chief Financial Officer - Western Group

Joseph N. Steakley
Senior Vice President - Internal Audit Services

John M. Steele
Senior Vice President - Human Resources

Marilyn B. Tavenner
President - Outpatient Services Group

Beverly B. Wallace
President - Financial Services Group

Robert A. Waterman
Senior Vice President and General Counsel

Noel Brown Williams
Senior Vice President and Chief Information Officer

Alan R. Yuspeh
Senior Vice President - Ethics, Compliance,
and Corporate Responsibility

HCA Inc. Board of Directors

C. Michael Armstrong
Chairman, Comcast Corporation

Magdalena H. Averhoff, M.D.
Practicing Physician

Jack O. Bovender, Jr.
Chairman and Chief Executive Officer, HCA

Richard M. Bracken
President and Chief Operating Officer, HCA

Martin Feldstein
Professor of Economics, Harvard University
President and CEO, National Bureau of Economic Research

Thomas F. Frist, Jr., M.D.
Chairman Emeritus, HCA

Frederick W. Gluck
Retired Vice Chairman, Bechtel Group, Inc.
Retired Managing Director, McKinsey & Company, Inc.

Glenda A. Hatchett
Host of Syndicated Television
Court Show, "Judge Hatchett"
Retired Chief Judge, Fulton County Juvenile Court

Charles O. Holliday, Jr.
Chairman and Chief Executive Officer, DuPont

T. Michael Long
Partner, Brown Brothers Harriman & Co.

John H. McArthur
Retired Dean, Harvard University Graduate School
of Business Administration

Kent C. Nelson
Retired Chairman and Chief Executive Officer,
United Parcel Service

Frank S. Royal, M.D.
Practicing Physician

Harold T. Shapiro
President Emeritus, Princeton University

Stock Information and Dividends

The Company's common stock is traded on the New York Stock Exchange (symbol "HCA"). At the close of business on April 1, 2004, there were approximately 15,100 holders of record of the Company's common stock and one holder of the Company's nonvoting common stock.

In January 2004, HCA increased its quarterly dividend from $0.02 per share to $0.13 per share. The Board declared the initial $0.13 per share dividend payable on June 1, 2004 to shareholders of record at May 1, 2004. While it is the present intention of the Company's Board of Directors to continue paying a quarterly dividend of $0.13 per share, the declaration and payment of future dividends by the Company will depend upon many factors, including the Company's earnings, financial condition, business needs, capital and surplus and regulatory considerations.

Stockholder Information

Investor Relations Department
HCA
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551

Annual Meeting

The Annual Meeting of Stockholders of HCA will be held on May 27, 2004 at 1:30 p.m. Central Daylight Time, at the HCA Corporate Office, located at One Park Plaza, Nashville, Tennessee.

Stockholder Services

Questions concerning stock certificates and dividends should be addressed to HCA's transfer agent, National City Bank, Shareholder Services Group, P.O. Box 92301, Cleveland, OH 44193-0900; or call (800) 622-6757 or (216) 476-8663; or send an e-mail message to shareholder.inquiries@NationalCity.com.

Additional Investor Information

Questions and requests from stockholders, security analysts, brokers and other investors for additional information should be addressed to the Investor Relations Department at the Corporate Office. Investor information may also be obtained by visiting the HCA website at www.hcahealthcare.com.

Earnings Webcast

HCA invites its stockholders to participate in the Company's quarterly earnings webcast. Information concerning date, time and Internet address may be obtained by logging onto the Investor Relations page at www.hcahealthcare.com.

Investor Contact

W. Mark Kimbrough
Vice President, Investor Relations
(615) 344-2688
(615) 344-2266 (FAX)

Form 10-K

A copy of HCA's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained free of charge from the Company's website (www.hcahealthcare.com) or from the Investor Relations Department at the Corporate Office.

Mission and Values Statement

Above all else, we are committed to the care and improvement of human life. In recognition of this commitment, we will strive to deliver high quality, cost-effective healthcare in the communities we serve. In pursuit of our mission, we believe the following value statements are essential and timeless:

1. *We recognize and affirm the unique and intrinsic worth of each individual.*
2. *We treat all those we serve with compassion and kindness.*
3. *We act with absolute honesty, integrity and fairness in the way we conduct our business and the way we live our lives.*
4. *We trust our colleagues as valuable members of our healthcare team and pledge to treat one another with loyalty, respect, and dignity.*

HCA

Hospital Corporation of America℠

One Park Plaza

Nashville, Tennessee 37203

(615) 344-9551

www.hcahealthcare.com

NYSE: HCA